SECOND QUARTER REPORT 2004 - JULY 27, 2004
Based on US GAAP and expressed in US dollars.

Barrick Earns $34 Million ($0.06 per share) in Second Quarter
Pascua-Lama Project Proceeding; Hedge Reduction Target Exceeded

Highlights

  Second quarter net income was $34 million, or $0.06 per share and cash flow from operations was $108 million, or $0.20 per share.
  Second quarter production was 1.28 million ounces of gold at a total cash cost of $209[1] per ounce, bringing first-half production to 2.56 million ounces of gold at a total cash cost of $204 per ounce. The Company is on track with its previous guidance to produce 4.9 - 5.0 million ounces of gold for the year at an average total cash cost of $205 - $215 per ounce.
  The Company is proceeding with the development of the Pascua-Lama project and expects it to be a significant contributor to the Company's production profile in 2009. The project is expected to produce an average of approximately 750,000 - 775,000 ounces of gold and approximately 30 million ounces of silver annually over its first ten years at average total cash costs of $130 - $140 per ounce. Construction costs are currently estimated at $1.4 - $1.5 billion. A three-year construction phase will commence once all the necessary permits, approvals and fiscal regimes are finalized with the governments of Argentina and Chile.
  Progress continues to be made on the development of Barrick's four new mines. The Company expects to complete the projects on time and within budget with three of the mines planned to enter production by the end of next year. Barrick's development pipeline is driving a Company target of 6.8 - 7.0 million ounces of gold production in 2007 at estimated total cash costs under $200 per ounce.
  Barrick reduced its gold hedge position by 850,000 ounces in the quarter to 13.9 million ounces, leaving 84% of the Company's reserves[2] unhedged. To date in 2004, the Company has reduced its hedge book by 1.65 million ounces, already exceeding its targeted hedge reduction for the full year of at least 1.5 million ounces. The Company will continue to opportunistically reduce its hedge position.
  Barrick's proposal to build a 115-megawatt natural gas-fired power plant in Nevada to supply its Goldstrike property was approved by the Nevada Public Utilities Commission.
  Steven J. Shapiro, Executive Vice President and Chief Financial Officer of Burlington Resources, Inc., was appointed to the Board of Directors as an independent director, reflecting Barrick's commitment to strong corporate governance.

Barrick Gold Corporation today reported earnings of $34 million ($0.06 per share) and operating cash flow of $108 million for second quarter 2004, compared to earnings of $59 million ($0.11 per share) and operating cash flow of $62 million in the year-earlier period. Second quarter 2004 earnings are lower than the prior year quarter due

______________________

  For an explanation of non-GAAP performance measures refer to pages 29 - 32 of the Management's Discussion and Analysis found in the Second Quarter Report 2004.
  Based on reserves calculated as at December 31, 2003 using an assumed price of $325 per ounce for gold and $4.75 per ounce for silver, except with respect to the Pascua-Lama project where reserves have been recalculated as at June 30, 2004, based on an updated feasibility analysis and using an assumed gold price of $350 per ounce and an assumed silver price of $5.50 per ounce. For additional information on reserves, see the most recent Annual Information Form / Form 40-F.
BARRICK SECOND QUARTER 2004	PRESS RELEASE

primarily to lower gold sales and higher total cash costs, partially offset by higher gold prices. Although second quarter 2004 earnings and cash flow reflect a $20-per-ounce higher realized gold price compared to the same period in 2003, they also reflect an opportunity cost of $26 million through a voluntary reduction of the Company's hedge position at realized prices below the average spot price. In addition, the Company's earnings in second quarter 2004 included a $30-million deferred income tax credit and a $4-million after-tax non-hedge derivative gain. Earnings in the prior-year quarter included a $21-million deferred income tax credit, a $7-million after-tax non-hedge derivative gain, and an $8 million after-tax gain on asset sales. Total cash costs for the quarter are higher than the prior-year quarter due primarily to planned lower production as a result of mining lower grades, increased energy prices, and higher spot gold prices that increase gold-related costs.

For the first half of 2004, net income was $60 million ($0.11 per share) and operating cash flow was $234 million, after absorbing an opportunity cost of $58 million resulting from a reduction of the Company's hedge position at realized prices below spot. This compares to net income of $88 million ($0.16 per share) and operating cash flow of $192 million in the year earlier period.

"Barrick has made significant progress on a number of fronts during the quarter," said Greg Wilkins, President and Chief Executive Officer. "We expect all four development projects to meet scheduled completion dates within budget. The technical work necessary to make the decision to proceed with the Pascua-Lama project has been completed. The full-year hedging reduction target was achieved within the first six months of the year, and approval to proceed with our power plant proposal in Nevada was received. At the same time, the Company's overall portfolio of operations continues to perform as expected."

PRODUCTION AND COSTS

In the second quarter 2004, Barrick produced 1.28 million ounces of gold at an average total cash cost of $209 per ounce, compared to 1.47 million ounces at $185 per ounce for the prior-year quarter. For the first half of 2004, production was 2.56 million ounces of gold at an average total cash cost of $204 per ounce, compared to 2.73 million ounces at $189 per ounce for the prior-year half. The Company continues to have the lowest cash costs of the senior gold producers.

The North American region performed well during the quarter with an increase in production over the first quarter 2004 at slightly lower cash costs. The region is expected to meet its plan for full year 2004.

In the South American region, production from Pierina was lower than the first quarter 2004 and at higher total cash costs due to mining at lower grades. Production for the full year is now expected to be slightly lower than previously forecast, at slightly higher total cash costs, due to mine sequencing changes being implemented in the second half of 2004.

The Australian/African region performed well, with second quarter 2004 production exceeding the first quarter's production. The region is expected to achieve its production plan for the year. Total cash costs were higher in the second quarter than in the first quarter due primarily to higher costs at Plutonic and Kalgoorlie.

The Company reaffirmed its expectations that 2004 production should be 4.9 - 5.0 million ounces at an average total cash cost of $205 - $215 per ounce. Third quarter 2004 is now anticipated to be the weakest quarter this year, producing fewer ounces than second quarter 2004 at total cash costs above our full year guidance range. This is primarily due to expected mine sequencing changes at Pierina, mining of lower ore grades, including both gold and silver content, at Eskay Creek, and higher costs at Goldstrike underground. Capital expenditures for the full year are now expected to be approximately $900 million, up from previous guidance of $767 million, due primarily to accelerated

BARRICK SECOND QUARTER 2004	2	PRESS RELEASE

equipment purchases at Veladero and Cowal and anticipated spending on the new power plant in Nevada in fourth quarter 2004. Exploration, development and business development expense is expected to be $125 - $130 million, $15 - $20 million higher than the previous guidance, due primarily to additional activity at a number of exploration properties following recent successes. The Company expects to more than replace its reserves in 2004.

DEVELOPMENT PROJECTS UPDATE

The Company provided the investment community with a detailed update on the status of its development projects on July 27. The highlights are discussed below.

A positive decision to proceed with the development of the Pascua-Lama project in Chile/Argentina was made, subject to finalizing the necessary permits, approvals and fiscal regimes with the governments of Argentina and Chile on acceptable terms. "After extensive planning efforts, we are pleased to see this project moving forward," said Peter Kinver, Executive Vice President and Chief Operating Officer. "Pascua-Lama ranks among the world's largest undeveloped gold deposits, and is expected to be a significant low cash cost contributor to Barrick's production for many years."

The Pascua-Lama project has been designed as an open pit with ore processing by dry grind milling and conventional gold recovery methods including flotation. Annual production is estimated at 750,000 - 775,000 ounces of gold and 30 million ounces of silver over the first ten years at total cash costs of $130 - $140 per ounce3. Construction capital is estimated at $1.4 - $1.5 billion. The feasibility study uses a $375 per ounce gold price and a $5.50 per ounce silver price and assumes an average recovery rate of 83% for gold and 78% for silver. Reserves of 337 million tons with an average grade of 0.05 ounces of gold per ton and 1.89 ounces of silver per ton were calculated as at June 30, 2004, using an assumed gold price of $350 per ounce and a silver price of $5.50 per ounce4.

The permitting phase of the Pascua-Lama project is expected to take approximately 18 months, assuming all goes according to schedule. A three-year construction phase is scheduled to begin once permitting is complete and other fiscal and taxation matters have been finalized, with production targeted to commence in 2009.

As previously indicated, both construction and operating costs are higher than those previously disclosed in the original feasibility study. Since that time, Barrick has gained knowledge and experience from development of the Veladero project in Argentina that is directly applicable to the construction, permitting and operation of Pascua-Lama. These factors have been incorporated into the capital and operating cost estimates. In addition, construction and operating costs have been impacted by some changes to the prior process design which now utilizes dry-grinding process instead of wet-grinding. Costs have also increased because the time-line has been lengthened to allow for finalization of key approvals, permits and fiscal regimes prior to the construction phase. General price escalation has occurred over the past two to three years as well.

As a result of work done to date, Barrick has a thorough understanding of the technical parameters of the Pascua-Lama project and is confident in its ability to manage the construction of this large-scale project. The Company must deal with a number of external risks, such

______________________
  Subject to exchange rate fluctuations and applicable export duties.
  Pascua Lama reserves are comprised of proven reserves of 33 million tons at an average grade of 0.060 ounces per ton and probable reserves of 304 million tons at an average grade of 0.049 ounces per ton. Such reserves have been recalculated as at June 30, 2004, based on an updated feasibility analysis and using an assumed gold price of $350 per ounce, and an assumed silver price of $5.50 per ounce. Calculations have been performed by employees of Barrick under the supervision of René Marion, P. Eng, Vice President, Technical Services of Barrick, and Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick. For additional information on Barrick's reserve methodology, see Barrick's most recent Annual Information Form / Form 40-F on file with the Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.
BARRICK SECOND QUARTER 2004	3	PRESS RELEASE

as permitting and licensing, and tax, royalty and cross-border operating issues.

At Veladero in Argentina, progress continues. Barrick announced today that it has signed a $250-million Veladero project financing with commercial banks and export credit agencies, subject to finalizing the security of the project's assets against the debt. First drawdown is anticipated in the third quarter of 2004. Pre-strip activities are slightly behind schedule due to delays in equipment deliveries, but plans are in place to make up the delay. Site road construction is more than 50% complete. Construction of the permanent camp is complete, with the exception of two dormitory facilities. Work on the assay lab, truck shop, site preparation, crushing facilities and leach pad is progressing well. Veladero is expected to commence production in late 2005. The Company announced that the first full three years of annual production at Veladero are expected to average 640,000 - 665,000 ounces of gold at total cash costs of $150 - $160 per ounce5. The previous ten-year production and total cash cost guidance for the project remains unchanged.

Progress continues on schedule at the Lagunas Norte deposit in the Alto Chicama district in Peru. The access road is more than 90% complete. Work on the powerline is progressing well with completion anticipated in first quarter 2005. At quarter end, there were some 2,300 workers on-site. The project is on target to pour its first gold in the second half of 2005. The Company announced that the first full three years of annual production at Lagunas Norte are expected to average 740,000 - 760,000 ounces of gold at total cash costs of $125 - $135 per ounce. The previous ten-year production and total cash cost guidance for the project remains unchanged.

At the Company's Cowal property in Australia, work began in the quarter on the mine development earthworks. The mills and their motors have been ordered and treatment plant construction will commence in the third quarter 2004. Proposals for mining equipment are being evaluated and orders will be placed in the third quarter. Production is expected to commence in first quarter 2006. The Company announced that the first full three years of annual production at Cowal are expected to average 235,000 - 245,000 ounces of gold at total cash costs of $215 -$225 per ounce. The previous ten-year production and total cash cost guidance for the project remains unchanged.

At the 70%-owned Tulawaka joint venture in Tanzania, construction is proceeding according to schedule. Earthwork is progressing well. Workforce house construction has begun. Production is expected to begin in early 2005. The Company announced that the first full three years of annual production at Tulakawa (Barrick's share) are expected to average 85,000 - 95,000 ounces of gold at total cash costs of $165 - $175 per ounce. The previous four-year production and total cash cost guidance for the project remains unchanged.

In Nevada, Barrick's proposal to build a 115-megawatt natural gas-fired power plant to supply its Goldstrike property north of Carlin was approved by the Nevada Public Utilities Commission. The proposal was made in response to the significant increase in electricity costs in Nevada since 1999 and meets the goal of securing reliable low cost electricity relative to fuel prices. Expected annual power cost savings to be realized by Goldstrike are in the range of $10 per ounce of gold. Capital costs are estimated at $95 - $100 million including a $6 million regulatory exit fee payable in 2005. The plant is expected to commence operation in fourth quarter 2005, subject to receipt of all necessary permits (anticipated in the second half 2004). A site has been selected and construction will be contracted to the manufacturer of Barrick's existing power plant at the Plutonic mine in Australia. The plant's on-going operations will be subcontracted to a third-party.

GOLD FIXED-PRICE SALES CONTRACTS

During the quarter, Barrick reduced its gold hedge position by 850,000 ounces, bringing the year-to-date reduction to

______________________
  Subject to exchange rate fluctuations and applicable export duties.
BARRICK SECOND QUARTER 2004	4	PRESS RELEASE

1.65 million ounces. For the second quarter 2004, the Company realized an average price of $372 per ounce compared to the $393 average spot price. At quarter end, the gold hedge position was 13.9 million ounces, leaving 84% of the Company's reported proven and probable year-end gold reserves6 unhedged.

During the quarter Barrick delivered a portion of production against hedge contracts at prices below spot price as part of its commitment to continue reducing its fixed-price sales contracts position.

In addition to the gold hedge reduction, Barrick opportunistically reduced its silver position by approximately one-third during the quarter. The 10.9-million ounce silver reduction included the elimination of all silver call options. At quarter end, the silver hedge position was 18.4 million ounces, or about one year of the Company's production.

EXPLORATION UPDATE

During the second quarter 2004, Barrick had drill programs underway on 22 properties7.

In North America, drill programs continued at Goldstrike at the North and South Pit targets to convert existing resources to reserves and to add resources. Results continue to be positive. Underground drift access at Rossi was completed at the end of the quarter and an underground drill program is underway to better define the Storm resource. At the East Archimedes project, located at the Ruby Hill mine site in Nevada, work on the feasibility study and permitting is progressing well. At Gold Hill, the Phase I drill program was completed and results confirmed the geologic model. A resource update is planned in the third quarter 2004.

In Peru, drill programs were recently completed on two properties in the Alto Chicama district, Tres Cruces and Goitos, and results are pending. A drill program is underway at both Lagunas Sur and north of Lagunas Norte. A new gold anomaly was discovered east of Lagunas Sur and will be drilled during the third quarter. Regional exploration continues to identify and prioritize early stage targets for follow up later in the year.

Exploration work, year to date, in Chile / Argentina has been primarily focused in southern Argentina and northern Chile. During the second quarter, Barrick resumed exploration work in the Frontera (formerly Pascua-Lama / Veladero) district. Compilation of all the regional data is in progress to prioritize targets for field follow-up in the fourth quarter. A drill program is planned for early 2005.

In Africa, the Phase I drill program at Chocolate Reef, located about 80 kilometers south of Bulyanhulu, was completed during the quarter, with positive results. A Phase II program consisting of 30,000 meters of in-fill and extension drilling is in progress and will be completed during the third quarter.

In Australia, field programs are underway at Tanami, NW Telfer, Woolgar and Mount Gibson.

CORPORATE GOVERNANCE

As part of its continued commitment to strong governance practices, the Company announced that it would be appointing Steven J. Shapiro to the Board of Directors and the Audit Committee effective September 1, 2004. Mr. Shapiro is Executive Vice President and Chief Financial Officer and a director of Burlington Resources, Inc., one of the world's largest independent oil and gas exploration and production companies. Mr. Shapiro brings a wealth of financial expertise and experience in the resource industry to his position as an independent director of Barrick.

* * * * *

Barrick's mission is to be the world's best gold company by finding, developing and producing quality gold reserves in a profitable and socially responsible manner. Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

______________________
  See footnote 2 on page 1 of this press release.
  Barrick's exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick's material properties, see Barrick's most recent Annual Information Form / Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.
BARRICK SECOND QUARTER 2004	5	PRESS RELEASE

SECOND QUARTER REPORT 2004

BARRICK SECOND QUARTER 2004	6

Key Statistics

(in United States dollars)	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2004	2003	2004	2003
Operating Results
Gold production (thousands of ounces)	1,279	1,467	2,558	2,730
Gold sold (thousands of ounces)	1,222	1,395	2,469	2,687
Per Ounce Data
Average spot gold price	$ 393	$ 347	$ 401	$ 349
Average realized gold price	372	352	377	353
Cash operating costs [3]	197	175	192	178
Total cash costs [1,3]	209	185	204	189
Amortization [3]	88	89	90	90
Total production costs [3]	297	274	294	279
Financial Results (millions)
Gold sales	$ 454	$ 491	$ 931	$ 950
Net income	34	59	60	88
Operating cash flow	108	62	234	192
Per Share Data (dollars)
Net income (basic and diluted)	0.06	0.11	0.11	0.16
Operating cash flow	0.20	0.11	0.44	0.35
Weighted average common shares outstanding (millions) [2]	534	540	535	542

	As at June 30,	As at Dec. 31,
	2004	2003
Financial Position (millions)
Cash and equivalents	$ 685	$ 970
Non-cash working capital	(39)	45
Long-term debt	696	719
Shareholders' equity	3,309	3,494

1 Comprises cash operating costs, royalties and production taxes.
 2 Fully diluted, includes shares issuable upon exchange of BGI (Barrick Gold Inc.) exchangeable shares.
 3 For an explanation of the use of non-GAAP performance measures refer to pages 29 to 32 of Management's Discussion and Analysis.
BARRICK SECOND QUARTER 2004	7	SUMMARY INFORMATION

Production and Cost Summary

	Production (attributable ounces)				Total Cash Costs (US$/oz)
	3 months ended 06/30,		6 months ended 06/30,		3 months ended 06/30,		6 months ended 06/30,
(Unaudited)	2004	2003	2004	2003	2004	2003	2004	2003
North America
Open Pit	334,584	454,431	652,111	739,727	$ 252	$ 215	$ 259	$ 238
Underground	133,450	113,133	287,497	261,338	262	291	257	247
Goldstrike Property To	468,034	567,564	939,608	1,001,065	255	232	258	240
Eskay Creek	90,732	97,076	156,405	181,306	68	102	31	86
Round Mountain	98,102	113,311	191,598	209,126	214	167	212	167
Hemlo	66,367	61,549	127,509	129,902	237	245	231	236
Holt-McDermott	20,620	21,249	39,429	42,213	202	271	223	276
Marigold	11,094	10,733	19,696	21,809	157	153	196	161
	754,949	871,482	1,474,245	1,585,421	222	208	223	213
South America
Pierina	186,831	259,559	418,729	490,634	104	78	91	81
Australia/Africa
Plutonic	75,497	79,040	158,345	149,294	231	207	211	199
Darlot	35,894	37,032	70,144	80,189	197	175	203	158
Lawlers	26,245	25,912	52,863	46,714	253	228	244	264
Kalgoorlie	103,116	117,445	205,328	211,294	237	212	230	215
	240,752	259,429	486,680	487,491	231	206	222	204
Bulyanhulu	96,938	76,712	177,956	166,874	253	233	264	211
	337,690	336,141	664,636	654,365	237	213	232	207
Total	1,279,470	1,467,182	2,557,610	2,730,420	$ 209	$ 185	$ 204	$ 189

	Total Production Costs (US$/oz)(1)
	3 months ended 06/30,		6 months ended 06/30,
(Unaudited)	2004	2003	2004	2003
Direct mining costs at market foreign exchange rates	$ 242	$ 204	$ 240	$ 205
Gains realized on currency hedge contracts	(16)	(10)	(20)	(7)
By-product credits	(29)	(19)	(28)	(20)
Cash operating costs	197	175	192	178
Royalties	10	8	10	8
Production taxes	2	2	2	3
Total cash costs	209	185	204	189
Amortization	88	89	90	90
Total production costs	$ 297	$ 274	$ 294	$ 279

1  For an explanation of the use of non-GAAP performance measures refer to pages 29 to 32 of Management's Discussion and Analysis.
BARRICK SECOND QUARTER 2004	8	SUMMARY INFORMATION

OPERATING AND FINANCIAL SUMMARY

For the periods ended June 30
(in millions of US dollars, except per share and per ounce data)
	Three months		Six months
	ended		ended
	2004	2003	2004	2003
Gold production
Ounces (thousands)	1,279	1,467	2,558	2,730
Total cash costs (dollars)A,C	$ 209	$ 185	$ 204	$ 189
Gold sales
Ounces (thousands)	1,222	1,395	2,469	2,687
$ millions	$ 454	$ 491	$ 931	$ 950
Spot gold price (dollars)A	393	347	401	349
Realized gold price (dollars)A	372	352	377	353
Net income	34	59	60	88
Net income per shareB	0.06	0.11	0.11	0.16
Operating cash flow	108	62	234	192
Per ounce average Basic and diluted For an explanation of the use of non-GAAP performance measures, refer to pages 29 to 32 of Management's Discussion and Analysis.

Financial Results

Realized gold prices, total cash costs per ounce, gold sales volumes, non-hedge derivative gains and deferred income tax credits each had a significant effect on earnings for second quarter 2004 compared with the prior-year quarter.

Gold production for second quarter 2004 was in line with plan, but 13% lower than the prior-year period mainly due to processing lower grade ore at a number of the Company's mines. Total cash costs per ounce for second quarter 2004 were $24 per ounce higher than the prior-year quarter primarily due to higher costs at the Goldstrike Open Pit, Round Mountain, Pierina and the Australian mines, which were partly offset by lower costs at Eskay Creek. The Company is reaffirming its guidance of production at 4.9-5.0 million ounces and total cash costs at $205-215 per ounce for the full year. Third quarter 2004 is expected to be the weakest, producing fewer ounces than second quarter 2004 at cash costs above our full year guidance, due primarily to expected mine sequencing changes at Pierina; mining of lower ore grades, including both gold and silver content, at Eskay Creek; and higher costs at Goldstrike Underground.

In second quarter 2004, Barrick's average realized gold price increased by $20 per ounce over second quarter 2003, reflecting higher market gold prices, despite voluntarily delivering a portion of production into long-term gold hedge contracts at prices lower than prevailing market prices. By delivering a portion of production against hedge contracts and the remainder at market gold prices, the Company realized an average gold price of $372 per ounce for the quarter compared to the average spot gold price of $393 per ounce. Increased revenues from higher realized gold prices were partly offset by a 12% decrease in ounces sold.

In second quarter 2004, the gold hedge position was reduced by 0.85 million ounces to 13.9 million ounces. Barrick delivered 0.7 million ounces of its gold production against hedge contracts in the quarter at prices below spot as part of its commitment to reducing its hedge position. In addition, the Company reduced the hedge book by electing for a number of its fixed-price forward gold sales contracts to become floating spot price gold sales contracts. Commitments under floating spot price gold sales contracts were 0.675 million ounces at quarter end, up from 0.45 million ounces at December 31, 2003. At the time the Company elected for a floating spot price mechanism, the mark-to-market value of these contracts was negative $31 million, or about $46 per ounce. Barrick can deliver production into these floating spot price gold sales contracts at any time over the next ten years with the sales based on the then prevailing spot price less an adjustment of approximately $46 per ounce.

Barrick also reduced its silver contract position by approximately one third during the quarter. The 10.9-million ounce silver contract reduction included the elimination of all silver call options. At quarter end, the silver hedge position was 18.4 million ounces, or about one year of silver production.

In second quarter 2004, the Company recorded a non-hedge derivative gain of $6 million ($4 million after tax) due to the impact of derivative instruments not eligible for hedge accounting treatment. In second quarter 2003, the Company recorded a non-hedge derivative gain of $10 million ($7 million after tax) mainly due to gains recorded on hedges of Australian dollar capital expenditures, which no longer qualified for hedge accounting treatment as a result of changes in the timing of the underlying capital expenditures. The Company recorded a $30 million deferred tax credit in second quarter 2004 to reflect the impact of revaluing assets for tax purposes under a new tax regime in Australia. A $21 million deferred tax credit was recorded in the prior-year quarter following a corporate reorganization of various North American subsidiaries. Second quarter 2003 earnings also included $8 million in after-tax gains on asset sales versus the $1 million in after-tax gains on

BARRICK SECOND QUARTER 2004	9	OPERATING AND FINANCIAL SUMMARY

asset sales in 2004. Earnings in both years included various items that impacted the comparability of results. These items are summarized below to assist the reader in understanding the effect of the items on earnings with more information on the items included within Management's Discussion and Analysis.

Effect on earnings increase (decrease)
($millions)	Three months ended June 30				Six months ended June 30
	2004		2003		2004		2003
	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax
Non-hedge derivative gains (losses)	$6	$4	$10	$7	$(9)	$(6)	$46	$45
Gains on asset sales	1	1	11	8	3	2	17	12
Gains (losses) on investments	(1)	(1)	(1)	(1)	1	1	(8)	(8)
Severance costs	(1)	(1)	-	-	(1)	(1)	(5)	(4)
Cumulative effect of accounting changes	-	-	-	-	-	-	(17)	(17)
Tax credits	30	30	21	21	30	30	21	21
Foreign currency translation gains(losses)	(1)	(1)	(4)	(4)	1	1	(5)	(5)

Regional Operating Segments

North America			Total Cash Costs - per		Total Cash Costs - per
	Production		Gold Institute Production		US GAAP
	(attributable ounces)		Cost StandardA ($/oz)		($/oz)
For the three months ended June 30	2004	2003	2004	2003	2004	2003
Goldstrike
Open Pit	334,584	454,431	$252	$215	$254	$217
Underground	133,450	113,133	262	291	262	291
Goldstrike property total	468,034	567,564	255	232	256	233
Eskay Creek	90,732	97,076	68	102	68	103
Round Mountain (50% owned)	98,102	113,311	214	167	218	170
Hemlo (50% owned)	66,367	61,549	237	245	238	245
Holt-McDermott	20,620	21,249	202	271	204	272
Marigold (33% owned)	11,094	10,733	157	153	160	153
	754,949	871,482	$222	$208	$224	$210

For the six months ended June 30	2004	2003	2004	2003	2004	2003
Goldstrike
Open Pit	652,111	739,727	$259	$ 238	$261	$240
Underground	287,497	261,338	257	247	258	247
Goldstrike property total	939,608	1,001,065	258	240	260	242
Eskay Creek	156,405	181,306	31	86	32	87
Round Mountain (50% owned)	191,598	209,126	212	167	215	171
Hemlo (50% owned)	127,509	129,902	231	236	233	236
Holt-McDermott	39,429	42,213	223	276	224	277
Marigold (33% owned)	19,696	21,809	196	161	200	161
	1,474,245	1,585,421	$223	$213	$225	$215
For an explanation of the use of non-GAAP performance measures, refer to pages 29 to 32.

In second quarter 2004, production and total cash costs per ounce were in line with plan and the region is expected to meet its plan for full year 2004. The region produced 13% less gold in second quarter 2004 compared with the prior-year quarter mainly because of planned mining of lower-grade material at the Goldstrike Open Pit. Total cash costs per ounce were 7% higher in second quarter 2004, with higher costs at the Goldstrike

BARRICK SECOND QUARTER 2004	10	OPERATING AND FINANCIAL SUMMARY

Open Pit and Round Mountain being partially offset by lower costs at Eskay Creek.

Total cash costs were not significantly affected by changes in market currency exchange rates. The Company has protected substantially all of its total cash costs that are denominated in Canadian dollars through its currency hedge program.

Goldstrike, United States
Gold production at the open pit was in line with plan in second quarter 2004. With an increase in toll milling volumes to planned levels in second quarter 2004, total cash costs were in line with plan at the open pit. At the underground mine, production was slightly below plan and total cash costs per ounce were slightly higher than plan primarily due to unscheduled maintenance on the Rodeo backfill raise and consequent mine sequencing changes. Goldstrike is expected to meet its production and total cash cost plan for the full year.

Lower production and higher total cash costs at the open pit in second quarter 2004 compared to the prior-year period were mainly the result of mining lower-grade ore. The underground mine produced 18% more ounces than the prior-year quarter due to mining of higher-grade ore. In second quarter 2003, production and total cash costs were negatively impacted by the shutdown of the backfill raise at Rodeo for relining. This led to a lower mining rate at Rodeo, and also mining of lower-grade stopes at Meikle in 2003. Total cash costs were 10% lower at the underground mine than the prior-year quarter largely due to higher ore grades and better gold recovery rates.

Barrick's proposal to build a 115-megawatt natural gas-fired power plant to supply the Goldstrike property was approved by the Nevada Public Utilities Commission during second quarter 2004. The proposal was made in response to the significant increase in electricity costs at Goldstrike since 1999 and meets the goal of securing reliable, low-cost electricity relative to fuel prices. The Company expects annual power cost savings at Goldstrike to be about $10 per ounce. Capital costs are estimated at $95-100 million, including a $6 million regulatory exit fee payable in 2005. The plant is expected to commence operations in fourth quarter 2005, subject to receipt of all necessary permits that are anticipated to be received in the second half 2004. A site has been selected and construction will be contracted to the manufacturer of Barrick's power plant at the Plutonic mine in Australia. The plant's ongoing operations will be sub-contracted to a third party.

Eskay Creek, Canada
Production for second quarter 2004 was higher than plan due to better ore grades than plan. Compared to the prior-year quarter, production in second quarter 2004 was 7% lower due to 3% lower throughput and 5% lower ore grades. Total cash costs per ounce were significantly better than both plan and the prior-year quarter due to higher byproduct credits related to higher silver prices. The mine is expected to achieve its production plan for the full year, at lower costs due to higher expected silver by-product credits.

Round Mountain, United States
Production and total cash costs were in line with plan in second quarter 2004. Compared to the prior-year quarter, gold production decreased due to an expected decline in ore grades processed and a related 12% lower gold recovery rate, partly offset by a 27% increase in tons processed. Total cash costs per ounce increased by 28% compared to the prior-year quarter as a result of mining these lower ore grades and lower gold recovery rates. In second quarter 2003, more low-cost leach pad ounces were mined that lowered total cash costs in comparison to second quarter 2004 when the mine processed more low-grade stockpiled ore at higher total cash costs.

Hemlo, Canada
Production and total cash costs were in line with plan in second quarter 2004. Compared to the prior-year quarter, the mine produced 8% more gold due to a 9% increase in tons processed and a greater proportion of higher-grade underground ore than lower-grade open pit ore. Total cash costs were in line with the prior-year quarter. Benefits continue to be realized from the rationalization of the workforce in first quarter 2004, and improved productivity with implementation of a paste backfill plant.

Holt-McDermott, Canada
In July 2004, Barrick reached an agreement to sell the Holt-McDermott mine, as well as the mill and mill-related facilities, to Newmont Canada Limited. The sale includes all rights and obligations to Holt-McDermott's underground mine infrastructure and Barrick's land holdings in the area. The sale is valued at C$4 million. Change in ownership is expected to occur in fourth quarter 2004, 30 days after Barrick completes its planned mining and milling activities on the property.
BARRICK SECOND QUARTER 2004	11	OPERATING AND FINANCIAL SUMMARY

South America
			Total Cash Costs - per		Total Cash Costs -
Pierina Operating Segment	Production		Gold Institute Production		per US GAAP
	(attributable ounces)		Cost StandardA ($/oz)		($/oz)
For the periods ended June 30	2004	2003	2004	2003	2004	2003
Three months ended	186,831	259,559	$104	$78	$109	$81
Six months ended	418,729	490,634	$91	$81	$96	$85
For an explanation of the use of non-GAAP performance measures, refer to pages 29 to 32.

Pierina, Peru
Production and total cash costs were in line with plan in second quarter 2004. The mine plan for the rest of the year has been adjusted for precautionary reasons due to possible instability in the west pit wall, with the effect that ore grades processed and production are now expected to be slightly lower than plan for the full year. Compared to the prior-year quarter, production was 28% lower and total cash costs per ounce were 33% higher as mining occurred in lower-grade ore areas of the pit in second quarter 2004.

Lagunas Norte, Alto Chicama District in Peru
The project remains on schedule for its first gold pour in the second half of 2005. The first three full years of production at Lagunas Norte are expected to average between 740,000-760,000 ounces of gold annually at total cash costs of $125-1351 per ounce. The previous ten-year production and total cash cost guidance for the project remains unchanged. Highlights during second quarter 2004 were:

  $26 million was spent and capitalized, an increase over the prior quarter as expenditures began ramping up subsequent to approval of the project's Environmental Impact Statement early in the second quarter 2004.

  Letters of intent were issued for the purchase of 98% of the heavy and auxiliary mine equipment in May.

  The first concrete pour on the project occurred in early June.

  The access road is more than 90% complete.

  Site preparation work commenced.

  Work on the powerline is progressing well with detailed engineering 95% complete. Electrification is anticipated in first quarter 2005.

  At quarter end, there were about 2,300 workers on-site.

  While the principal authorizations necessary for construction of Lagunas Norte have been obtained or are in process, additional sectoral permits are required and are anticipated in normal course.

Veladero, Argentina
The project remains on schedule for its first gold pour in late 2005. The Company announced that the first three full years of production at Veladero are expected to average between 640,000-665,000 ounces of gold annually at total cash costs of $150-1601 per ounce. The previous ten-year production and total cash cost guidance for the project remains unchanged. Barrick has signed a $250-million Veladero project financing with commercial banks and export credit agencies, subject to finalizing the security of the project's assets. First drawdown is anticipated in the third quarter of 2004. Highlights during second quarter 2004 include:

  Capital expenditures of $78 million.
  During June, the offshore banking decree was issued by the federal government.
  Pre-strip activities are slightly behind schedule due to delays in equipment deliveries, but plans are being implemented to make up for the delay.
  The majority of equipment procurement and contracts have been awarded.
  Road construction is more than 50% complete.
  Construction of the permanent camp is complete, with the exception of two dormitory facilities.
  The truck shop building has been fully enclosed with all outside electrical ducting installed. Construction in the interior is ongoing.
  Primary and secondary crusher foundations below ground have been completed.
  Work on the assay lab, Merrill-Crowe plant and water supply system is progressing well.
  While the principal authorizations necessary for construction of Veladero have been obtained or are in process, additional sectoral permits are required and are anticipated in normal course.

Pascua-Lama, Chile/Argentina
An update of the 2001 feasibility study has been completed in which all of the technical and economic parameters were reviewed, confirmed and refined, and a positive decision to proceed with the development of the Pascua-Lama project in Chile/Argentina was made. The development is contingent on obtaining the necessary permits, approvals and fiscal regimes.

______________________

1 Subject to exchange rate fluctuations and applicable export duties.

BARRICK SECOND QUARTER 2004	12	OPERATING AND FINANCIAL SUMMARY

Pascua-Lama is a large, low cash cost, long-life asset that is expected to contribute to Barrick's production, cash flow and earnings for many years. Few undeveloped gold deposits exist in the world that are of comparable size and quality to Pascua-Lama. Pascua-Lama is expected to not only contribute to Barrick's future gold production, earnings and cash flow, but it also increases the Company's leverage to silver. Furthermore, development of the Pascua-Lama project, combined with Veladero and the large associated land holdings with regional exploration potential, presents an opportunity to develop the area as one large gold district.

The feasibility study uses a $375 per ounce gold price and a $5.50 per ounce silver price and assumes an average recovery rate of 83% for gold and 78% for silver. Pascua-Lama reserves2 of 337 million tons with an average grade of 0.05 ounces of gold per ton and 1.89 ounces of silver per ton were calculated as at June 30, 2004, using an assumed gold price of $350 per ounce and a silver price of $5.50 per ounce. The project has been designed as an open pit with ore processing by dry- grind milling, and conventional gold recovery methods including flotation. The final product is either gold/silver dore bars or a low-grade copper concentrate, depending on the ore type. Annual production is estimated between 750,000-775,000 ounces of gold and about 30 million ounces of silver over the first ten years at estimated total cash costs of $130-140 per ounce3. Pre-production construction costs are estimated at $1.4-1.5 billion, excluding capitalized interest. A further $0.3 billion of capital is expected to be spent in the three years after production start-up for a plant expansion and flotation circuit to increase capacity from 33,000 to 44,000 metric tons per day. The permitting phase of the Pascua-Lama project is expected to take approximately 18 months. An expected three-year construction phase will begin once permitting has been completed and other fiscal and taxation matters have been finalized, with production targeted to commence in 2009.

Both construction costs and operating costs are higher than those previously disclosed in the original feasibility study. Since that time, Barrick has gained knowledge and experience from development of the Veladero project in Argentina that is directly applicable to the construction, permitting and operation of Pascua-Lama and has incorporated this into the construction and operating cost estimates. With respect to the construction cost estimate, the principal factors for the increase include utilizing a dry-grinding process versus a wet-grinding process, and extending the project timeline from roughly three years to five years in order to deal with the bi-national complexities of permitting, protocol and taxation, an extended construction schedule driven by seasonal factors and general price escalation. The principal factors for the increase in operating costs include a lower average recovered gold grade; higher mining and processing costs primarily due to a general price escalation (commodity prices, labor costs, etc.); higher site services and other general and administration costs; and higher taxes and royalties. These operating cost increases are partially offset by higher by-product credits from silver due to higher prices. The change in the average recovered gold grade from the original feasibility study is due to: a better understanding of the dilution factors of the selective mining units as a result of work to date; higher assumed metal prices which resulted in an increase in ore tonnage but at lower grades; and lower recovery rates as a result of further testwork on the process flowsheet. Mining costs have been calculated using comparable experience in the region, including higher current labor, maintenance and fuel costs. Processing costs are impacted by higher consumption and price of power, grinding media and lime consumption. Site services and other general and administration costs are typically higher for remote mining locations such as Pascua-Lama, therefore the impact of general price escalation is significant, and Barrick has a better understanding of these costs given its experience with Veladero.

As a result of work done to date, Barrick has a thorough understanding of the technical parameters of the Pascua-Lama project and is confident in its ability to manage the construction of this large-scale project. There are a number of external risks, such as permitting and licensing; cross-border operating issues; and tax and royalty issues that the Company must contend with. Barrick has developed strategies to mitigate many of the remaining external risks. However, timing of the resolution of some of these external issues is largely beyond the Company's control.

______________________

2 Pascua-Lama reserves are comprised of proven reserves of 33 million tons at an average grade of 0.060 ounces per ton and probable reserves of 304 million tons at an average grade of 0.049 ounces per ton. Such reserves have been calculated as at June 30, 2004, using an assumed gold price of $350 per ounce and an assumed silver price of $5.50 per ounce. Calculations have been performed by employees of Barrick under the supervision of René Marion, P. Eng, Vice President Technical Services of Barrick and Alex J. Davidson, P. Geo., Executive Vice President Exploration of Barrick. For additional information on Barrick's reserve methodology, see Barrick's most recent Annual Information Form / Form 40-F on file with the Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.
3 Subject to exchange rate fluctuations and applicable export duties.
BARRICK SECOND QUARTER 2004	13	OPERATING AND FINANCIAL SUMMARY

Australia/Africa
			Total Cash Costs - per Gold		Total Cash Costs -
	Production		Institute Production Cost		per US GAAP
	(attributable ounces)		StandardA($/oz)		($/oz)
For the three months ended June 30	2004	2003	2004	2003	2004	2003
Plutonic	75,497	79,040	$231	$207	$231	$208
Darlot	35,894	37,032	197	175	197	175
Lawlers	26,245	25,912	253	228	253	228
Kalgoorlie (50% owned)	103,116	117,445	237	212	239	216
	240,752	259,429	231	206	232	208
Bulyanhulu	96,938	76,712	253	233	344	234
	337,690	336,141	$237	$213	$260	$214

For the six months ended June 30	2004	2003	2004	2003	2004	2003
Plutonic	158,345	149,294	$211	$199	$211	$200
Darlot	70,144	80,189	203	158	203	157
Lawlers	52,863	46,714	244	264	244	264
Kalgoorlie (50% owned)	205,328	211,294	230	215	231	217
	486,680	487,491	222	204	222	206
Bulyanhulu	177,956	166,874	264	211	311	212
	664,636	654,365	$232	$207	$243	$208
For an explanation of the use of non-GAAP performance measures, refer to pages 29 to 32.

Gold production in second quarter 2004 was in line with plan, but total cash costs per ounce were slightly higher than plan due to higher costs at Plutonic and Kalgoorlie. The region is expected to achieve its production plan for full year 2004. In second quarter 2004, gold production in Australia and Africa was consistent with the prior-year quarter as higher production at Bulyanhulu was offset by lower production from Kalgoorlie. Total cash costs per ounce were 14% higher than the prior-year quarter mainly due to processing lower ore grades at Kalgoorlie and Plutonic, as well as an increase in Australian dollar currency hedge rates.

Total cash costs were not significantly affected by changes in market currency exchange rates during second quarter 2004 as the Company had previously protected substantially all of its Australian dollar denominated total cash costs using currency hedge contracts. However, total cash costs are impacted by the average exchange rates under the currency hedge contracts. The average Australian exchange rate under the hedge contracts in second quarter 2004 was $0.58 compared to $0.55 in second quarter 2003.

Plutonic, Australia
Production during second quarter 2004 was slightly lower than plan and total cash costs were higher than plan primarily due to the increased mining of lower-grade open-pit ore. Difficult ground conditions in the second quarter restricted the mining of higher-grade ore in the Timor underground area and the mine processed greater lower-grade open-pit ore. The achievement of the mine's plan for the year will depend upon the quantity of higher-grade underground ore that can be mined and processed. Compared with the prior-year quarter, gold production was 4% lower mainly due to a 5% decrease in ore grades, partly offset by increased throughput from the continued use of a secondary mill. Total cash costs were 12% higher than the prior-year quarter due to the combined effect of lower ore grades and an increase in Australian dollar currency hedge rates.

Kalgoorlie, Australia
Production and total cash costs were in line with plan in second quarter 2004. Compared with the prior-year quarter, the mine produced 12% less gold due to the processing of more lower-grade stockpile ore. Total cash costs per ounce were 12% higher than the prior-year quarter primarily due to lower ore grades and an increase in Australian dollar currency hedge rates. In early July, a pit shovel was lost following a fire caused by a failure in the fuel lines. Kalgoorlie is actively seeking to replace the shovel. If the replacement is delayed, the production plan for 2004 should not be significantly affected, but the lower capacity for waste stripping could impact the production plan for 2005/2006.

Darlot, Australia
Gold production for second quarter 2004 was in line with plan but total cash costs were slightly higher than plan due to higher costs in the underground area of the pit

BARRICK SECOND QUARTER 2004	14	OPERATING AND FINANCIAL SUMMARY

and higher reagent consumption. Compared with the prior-year quarter, gold production was 3% lower and total cash costs per ounce were 13% higher due to a scheduled maintenance shutdown of two processing plants.

Bulyanhulu, Tanzania
Gold production in second quarter 2004 was slightly higher than plan and total cash costs were slightly below plan. With the implementation of operational improvements, the mine has demonstrated improved performance over the first six months of 2004. Compared with the prior-year quarter, gold production was 26% higher mainly due to improved mining techniques and dilution control, which resulted in the processing of higher-grade ore, as well as fewer mill shutdowns leading to higher throughput. Total cash costs per ounce in second quarter 2004 were 9% higher than the prior-year quarter due to higher underground maintenance costs. These higher costs were partly offset by increased copper by-product credits caused by higher market copper prices. While the mine has shown improved performance in the first six months of the year, a number of operational challenges still exist. At this stage, the mine is expected to be in line with plan for the full year.

Cowal, Australia
The Cowal project remains on schedule for its first gold pour in first quarter 2006. The EPCM construction manager was mobilized to site in early July. The Company announced that the first three full years of production at Cowal are expected to average between 235,000-245,000 ounces of gold annually at total cash costs of $215-225 per ounce. The previous ten-year production and total cash cost guidance for the project remains unchanged. Highlights in the second quarter were:

  Capital expenditures were $11 million.
  The earthworks contractor was mobilized to site and work began on the mine development earthworks.
  The pipeline contractor has completed the welding and installation of the pipeline across the lakebed.
  Manufacturing of the SAG mill is progressing on schedule.
  The mills and their motors were ordered and treatment plant construction will commence in the third quarter 2004.
  Proposals for mining equipment were evaluated and orders will be placed in the third quarter 2004.
  While the principal authorizations necessary for construction of Cowal have been obtained or are in process, additional sectoral permits are required and are anticipated in normal course.

Tulawaka, Tanzania
The 70%-owned Tulawaka project is on schedule to begin production in early 2005. The Company announced that the first three full years of production at Tulawaka are expected to average between 85,000-95,000 ounces of gold annually at total cash costs of $165-175 per ounce. The previous four-year production and total cash cost guidance for the project remains unchanged. Highlights in second quarter 2004 were:

  Capital expenditures were $12 million.
  EPCM activities proceeded in accordance with schedule and budget.
  Workforce house construction began.
  Earthworks progressed well with 85% completion of the water storage dam, 80% completion of process plant site work, 20% completion of storm water pond and tailings pond facilities, development of the ROM pad and upgrading the main access road.
  While the principal authorizations necessary for construction of Tulawaka have been obtained or are in process, additional sectoral permits are required and are anticipated in normal course.
BARRICK SECOND QUARTER 2004	15	OPERATING AND FINANCIAL SUMMARY

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended June 30,		Six months ended June 30,
(in millions of United States dollars, except per share data) (Unaudited)	2004	2003	2004	2003
Gold sales (notes 4 and 5)	$454	$491	$931	$950
Costs and expenses
Cost of sales and other operating expenses [1] (note 6)	280	271	543	534
Amortization (note 4)	115	131	235	256
Administration	21	20	39	42
Exploration and business development	34	34	63	63
	450	456	880	895

Other income/expense (note 7)	9	10	25	15
Interest expense	(4)	(11)	(12)	(24)
Non-hedge derivative gains (losses) (note 11E)	6	10	(9)	46
Income before income taxes and other items	15	44	55	92
Income tax recovery (note 8)	19	15	5	13
Income before cumulative effect of changes in accounting principles	34	59	60	105
Cumulative effect of changes in accounting principles (note 3)	-	-	-	(17)
Net income for the period	$34	$59	$60	$88

Earnings per share data (note 9):
Income before cumulative effect of changes in accounting principles
Basic and diluted	$0.06	$0.11	$0.11	$0.19
Net income
Basic and diluted	$0.06	$0.11	$0.11	$0.16

1. Exclusive of amortization (note 6)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.
BARRICK SECOND QUARTER 2004	16	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation	Three months ended June 30,		Six months ended June 30,
(in millions of United States dollars) (Unaudited)	2004	2003	2004	2003
OPERATING ACTIVITIES
Net income for the period	$ 34	$ 59	$ 60	$ 88
Amortization (note 4)	115	131	235	256
Non-hedge derivative (gains) losses	(6)	(10)	9	(46)
Deferred income taxes (note 8)	(31)	(36)	(35)	(45)
Other items (note 12)	(4)	(82)	(35)	(61)
Net cash provided by operating activities	108	62	234	192
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(189)	(69)	(318)	(135)
Sales proceeds	2	10	8	15
Purchase of investments (note 13)	(4)	-	(45)	-
Other items	(3)	-	(3)	-
Net cash used in investing activities	(194)	(59)	(358)	(120)
FINANCING ACTIVITIES
Capital stock
Proceeds from shares issued on exercise of stock options	13	2	26	3
Repurchased for cash (note 16A)	-	(63)	(95)	(63)
Long-term debt repayments	(27)	(9)	(27)	(9)
Dividends	(59)	(60)	(59)	(60)
Net cash used in financing activities	(73)	(130)	(155)	(129)
Effect of exchange rate changes on cash and equivalents	(6)	4	(6)	5
Net decrease in cash and equivalents	(159)	(127)	(279)	(57)
Cash and equivalents at beginning of period	850	1,115	970	1,044
Cash and equivalents at end of period	$ 685	$ 992	$ 685	$ 992

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.
BARRICK SECOND QUARTER 2004	17	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at June 30,	As at Dec. 31,
(in millions of United States dollars) (Unaudited)	2004	2003
ASSETS
Current assets
Cash and equivalents	$685	$970
Accounts receivable	74	69
Inventories (note 13)	183	157
Other current assets (note 13)	86	169
	1,028	1,365
Investments (note 13)	139	127
Property, plant and equipment (note 14)	3,218	3,131
Capitalized mining costs (note 15)	232	235
Unrealized fair value of derivative contracts (note 11C)	179	256
Other assets	270	248
Total assets	$5,066	$5,362
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$277	$245
Other current liabilities	105	105
	382	350
Long-term debt	696	719
Other long-term obligations	536	569
Deferred income tax liabilities	143	230
Total liabilities	1,757	1,868
Shareholders' equity
Capital stock (note 16)	4,106	4,115
Deficit	(753)	(694)
Accumulated other comprehensive income (loss) (note 10)	(44)	73
Total shareholders' equity	3,309	3,494
Contingencies (note 18)
Total liabilities and shareholders' equity	$5,066	$5,362

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.
BARRICK SECOND QUARTER 2004	18	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity

Barrick Gold Corporation
(in millions of United States dollars) (Unaudited)	2004	2003
Common shares (number in millions)
At January 1	535	542
Issued for cash/on exercise of stock options	2	1
Repurchased for cash (note 16A)	(5)	(3)
At June 30	532	540
Common shares (dollars in millions)
At January 1	$4,115	$4,148
Issued for cash/on exercise of stock options	26	3
Repurchased for cash (note 16A)	(35)	(27)
At June 30	$4,106	$4,124
Deficit
At January 1	$(694)	$(689)
Net income	60	88
Dividends	(59)	(60)
Repurchase of common shares(1)	(60)	(36)
At June 30	$(753)	$(697)
Accumulated other comprehensive income (loss) (note 10)	$(44)	$2
Total shareholders' equity at June 30	$3,309	$3,429
 1 Represents the excess of cash paid over the average book value repurchased as part of the share buyback plan (note 16A).

Consolidated Statements of Comprehensive Income
Barrick Gold Corporation	Three months ended June 30		Six months ended June 30
(in millions of United States dollars) (Unaudited)	2004	2003	2004	2003
Net income	$34	$59	$60	$88
Foreign currency translation adjustments (note 10)	-	4	-	(1)
Transfers of hedge gains to earnings (note 10)	(17)	(16)	(36)	(25)
Hedge ineffectiveness transferred to earnings (note 10)	(1)	(4)	(2)	(4)
Change in fair value of cash flow hedges (note 10)	(65)	99	(53)	147
Impairment charges on available-for-sale securities (note 10)	(1)	-	(1)	7
Change in fair value of available-for-sale securities (note 10)	(32)	4	(25)	3

Comprehensive income (loss)	$(82)	$146	$(57)	$215

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.
BARRICK SECOND QUARTER 2004	19	FINANCIAL STATEMENTS

Management's Discussion and Analysis

This portion of the Quarterly Report provides a discussion and analysis of the financial condition and results of operations ("Management's Discussion and Analysis") to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six month periods ended June 30, 2004, in comparison to the corresponding prior-year periods. This Management's Discussion and Analysis has been prepared as of July 22, 2004. The unaudited consolidated interim financial statements prepared in accordance with US generally accepted accounting principles (US GAAP) are on pages 16 to 19. This Management's Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the three and six month periods ended June 30, 2004 (collectively, the "Financial Statements"), which are included in this Quarterly Report. You are encouraged to review the Financial Statements in conjunction with your review of this Management's Discussion and Analysis. This Management's Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2003, and the related annual Management's Discussion and Analysis included in the 2003 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this Management's Discussion and Analysis and such notes are incorporated by reference herein. All dollar amounts in this Management's Discussion and Analysis are in millions of US dollars, unless otherwise specified.

INCOME STATEMENT

Gold Production and Sales
In second quarter 2004, Barrick's portfolio of mines performed in line with plan. They produced 13% less ounces compared to the prior-year quarter as the Company experienced lower production at Goldstrike, Pierina and Kalgoorlie, which was partly offset by higher production at Bulyanhulu. Ounces sold were 12% lower than in second quarter 2003 due to lower sales at Goldstrike, Pierina and Round Mountain.

Beginning in 2005 and through 2007, as its development projects commence production, the Company is targeting its annual production profile to rise to between 6.8 and 7.0 million ounces in 2007.

By choosing to deliver 0.7 million ounces of its gold production into long-term gold hedge contracts at prices below spot market prices, Barrick realized an average price of $372 per ounce for the quarter. This compares to an average realized price of $352 per ounce in second quarter 2003. The realized price reflects a general increase in average spot gold prices from $347 per ounce in second quarter 2003 to $393 per ounce in second quarter 2004, as well as the fact that, in second quarter 2004, Barrick voluntarily chose to deliver a portion of its gold production into long-term gold hedge contracts at realized prices below the prevailing market prices.

The Company reduced its gold hedge position by 0.85 million ounces to 13.9 million ounces in second quarter 2004 primarily through deliveries of gold production, but also by electing some fixed price forward gold sales contracts to become floating spot price gold sales contracts. The Company took advantage of declines in the market gold price to exceed its targeted 1.5 million ounce hedge book reduction for the full year. The Company remains optimistic on gold prices, and may opportunistically reduce its gold hedge position further by the end of 2004. The price realized for gold sales for the remainder of 2004 will depend upon market conditions and the selling prices of any hedge contracts into which the Company delivers, which could be below average spot market prices.

Commitments under floating spot price gold sales contracts were 0.675 million ounces at quarter end, up from 0.45 million ounces at December 31, 2003. Barrick can deliver production into these floating spot price gold sales contracts at any time over the next ten years with the sales based on the then prevailing spot price less an adjustment averaging approximately $46 per ounce.

Barrick also reduced its silver contract position by approximately one third during the quarter. The 10.9-million ounce silver contract reduction included the elimination of all silver call options. At quarter end, the silver hedge position was 18.4 million ounces, or about one year of future production.

As spot gold prices increase or decrease, the value of the Company's gold mineral reserves and amount of potential operating cash inflows generally increases or decreases. The unrealized mark-to-market loss on its fixed price forward gold sales contracts also increases or decreases. The unrealized mark-to-market loss changed from $1,725 million at the end of 2003 to $1,391 million at the end of second quarter 2004, primarily due to lower spot gold prices (quarter end spot gold prices, 2004 -

BARRICK SECOND QUARTER 2004	20	MANAGEMENT'S DISCUSSION AND ANALYSIS

$393 compared to year end 2003 - $415). Mark-to-market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment. For additional details see "Off-Balance Sheet Arrangements - Key Contract Terms and Conditions - Significance of mark-to-market gains and losses" on page 27.

Cost of Sales and Other Operating Expenses

Total cash costs per ounce
	Three months		Six months
	ended June 30		ended June 30
	2004	2003	2004	2003
Cost of sales at market
foreign exchange rates	$ 242	$ 204	$ 240	$ 205
Gains realized on currency
hedge contracts	(16)	(10)	(20)	(7)
By-product credits	(29)	(19)	(28)	(20)
Cash operating costs	197	175	192	178
Royalties	10	8	10	8
Production taxes	2	2	2	3
Total cash costsA	$ 209	$ 185	$ 204	$ 189
For an explanation of the use of non-GAAP performance measures, refer to pages 29 to 32.

Total cash costs for second quarter 2004 were slightly higher than plan primarily because of higher costs at Plutonic due to increased mining of lower grade open pit ore, partly offset by lower costs at Eskay Creek as a result of higher by-product credits related to higher silver prices. Total cash costs during second quarter 2004 were higher than the prior-year period, primarily due to higher costs at Goldstrike Open Pit, Round Mountain, Pierina and the Australian mines, partly offset by lower costs at Eskay Creek. A detailed discussion and analysis of gold production and cash production costs at each of the Company's significant mining operations is contained on pages 10 to 15 of this second quarter report.

Currency Hedging
The Company's main foreign currency exposures relate to cash expenditures at its Canadian and Australian mines that are denominated in local currencies. Like many other gold producers, the Company's operations in Australia and Canada are affected by the performance of the Australian and Canadian dollar against the US dollar. The Company's functional currency is the US dollar and a portion of its cash operating costs are denominated in the local currencies. The currency hedge positions provide a significant level of protection for the Company's Australian and Canadian dollar operating costs and capital expenditures for the equivalent of about three years.

At June 30, 2004, the Company had approximately C$0.9 billion of its Canadian dollar exposures hedged at an average rate of $0.68 and approximately A$1.5 billion of its Australian dollar exposures hedged at an average rate of $0.61. Included in other comprehensive income at June 30, 2004 were unrealized pre-tax gains on currency hedge contracts totaling $149 million, based on June 30, 2004 market foreign exchange rates, that will be matched with operating costs and capital expenditures primarily over the next three years to offset the impact of the strengthening Australian and Canadian dollar. The Company may add to its currency hedge position during 2004, subject to market conditions.

Fuel Hedging
Each year the Company consumes about one million barrels of diesel fuel at its operating mines. To protect against the possibility of higher diesel fuel costs, the Company has entered into fuel hedge contracts that fix the price within a weighted average range of $28-37 per barrel of oil for about 50% of expected annual consumption over the next two and a half years.

Amortization
Amortization expense mainly arises on property, plant and equipment at Barrick's operating mines. The majority of these assets are amortized on a units of production basis. As a result, amortization expense is affected by the overall quantity of gold produced and sold, changes in reserve estimates, and the mix of production across its mines. The combined effect of a 12% decrease in ounces sold, a change in production mix and reserve increases at the end of 2003 led to an overall $16 million decrease in amortization expense for second quarter 2004. In second quarter 2004, overall average amortization was $88 per ounce, compared to $89 for second quarter 2003. For details of the impact of changes in reserve estimates on amortization expense in 2004, refer to page 25. For an explanation of how the Company calculates amortization per ounce, refer to page 32.

Administration
In second quarter 2004, administration costs were $1 million higher than the prior-year quarter primarily due to additional compliance costs associated with the Sarbanes-Oxley legislation.

BARRICK SECOND QUARTER 2004	21	MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration, Development and Business Development Expense

	Three months		Six months ended
	ended June 30		June 30
	2004	2003	2004	2003
Exploration costs
North America	$ 7	$ 2	$ 12	$ 4
Australia/Africa	4	5	9	9
South America	6	5	10	8
Other countries	2	1	3	2
Development project costs
Veladero	-	5	-	11
Lagunas Norte	3	7	9	14
Other	5	4	9	8
Organization design costs	1	-	2	-
Business Development	6	5	9	7
	$ 34	$ 34	$ 63	$ 63

In second quarter 2004, Barrick continued to invest in its exploration program, with costs in line with second quarter 2003 levels. Higher activity at the Rossi property and various targets at Goldstrike and Round Mountain led to an increase in exploration costs in North America over the prior-year quarter. In South America, increased exploration costs were more than offset by the impact of capitalizing mine development costs at the Veladero and Lagunas Norte projects in second quarter 2004. All mine development costs at Veladero and Lagunas Norte were expensed in second quarter 2003. The Company also increased its business development expenses in the quarter.

During second quarter 2004, the Company incurred development expenditures at each of its development projects. Under US GAAP, development expenditures are not capitalized until after mineralization is classified as a proven and probable reserve in accordance with SEC rules. The Company expensed development costs at Veladero until October 1, 2003, and at Lagunas Norte until April 30, 2004, when the projects achieved the criteria needed to classify material as a reserve under SEC rules. In 2004, all development costs at Veladero have been capitalized. At Lagunas Norte, the Company capitalized development costs from May 1, 2004 onwards.

Exploration, development and business development expense is expected to be about $15-20 million higher than plan primarily due to additional activity at Chocolate Reef in Tanzania. Exploration expense reflects the planned funding of various exploration projects. Barrick may spend more or less on these projects depending on the results of ongoing exploration activities, and may also fund further exploration projects in addition to those presently planned.

Interest Expense
Barrick incurred $11 million in interest costs and financing charges in second quarter 2004, related mainly to its debentures and its Bulyanhulu project financing, compared to $11 million in the prior-year quarter. In second quarter 2004, the Company capitalized $7 million of interest at Veladero, Cowal, Lagunas Norte and Tulawaka and expensed $4 million. In second quarter 2003, it expensed $11 million. Following a decision to proceed with the Pascua-Lama project in July 2004, the Company will begin capitalizing interest on this project in third quarter 2004 and expects to capitalize about $10 million of interest on the Pascua-Lama project in 2004.

Barrick uses interest rate swaps to manage the effective rates of interest it pays on long-term debt. On its $500 million debentures, Barrick has converted the fixed 7.5% interest rate to a floating rate, taking advantage of low market floating interest rates. On its Bulyanhulu financing, the Company has taken advantage of the present low interest rates to fix the interest rate for the term of the debt at a rate of about 7.8%.

The Company is considering issuing new long-term debt obligations in the second half of 2004, as described on page 24. The Company expects that the earnings impact of any further interest it incurs on these new debt obligations in the second half of 2004 will be largely offset by extra interest income and interest capitalized at Pascua-Lama. The actual amount of interest incurred will be affected by the timing and amount of debt issued, as well as the interest rates implicit in the new debt obligations.

Actual interest incurred on all outstanding debt obligations, as well as amounts of interest capitalized, will be affected by changes in market interest rates on variable-rate debt obligations.

Other Income/Expense
In second quarter 2004, Barrick earned interest income of $7 million on its cash balances, similar to second quarter 2003. Through interest rate swaps, the Company earned a fixed rate of 3.4% in second quarter 2004 on most of its cash balances, with any excess cash balances earning interest at market interest rates. In second quarter 2004, the Company also realized pre-tax gains of $1 million on the sale of various assets, compared to pre-tax gains on asset sales of $11 million in the prior-year period. In second quarter 2003, other income also

BARRICK SECOND QUARTER 2004	22	MANAGEMENT'S DISCUSSION AND ANALYSIS

included foreign currency translation losses of $4 million.

Barrick may dispose of all or a part of its interests in certain assets in 2004, including various land parcels in the United States. These potential transactions could give rise to gains on disposal that will be reflected in earnings of the period in which the transaction closes. The Company is negotiating an earn-in arrangement on the Kabanga Nickel project with Falconbridge. This may result in a small gain to be recorded in earnings on closing. The Company has also reached an agreement to sell the Holt-McDermott mine as described on page 11.

Non-Hedge Derivative Gains and Losses
Non-hedge derivative gains and losses arising on derivative instruments used in Barrick's risk management strategy that do not qualify for hedge accounting treatment are recorded in earnings. These gains and losses do not include the unrealized mark-to-market loss on the Company's fixed price forward gold and silver sales contracts and floating spot price gold and silver contracts. The gains and losses occur primarily because of changes in commodity prices, currency exchange rates and interest rates.

In second quarter 2004, non-hedge derivative gains of $6 million related primarily to the impact of changes in US dollar interest rates and gold lease rates on non-hedge interest rate contracts, partly offset by losses on non-hedge Australian dollar currency contracts due to the weakening of Australian dollar against the US dollar. In second quarter 2003, the Company recorded non-hedge gains of $10 million, which mainly included gains recorded on hedges of Australian dollar capital expenditures, which no longer qualified for hedge accounting treatment due to changes in the timing of the underlying capital expenditures.

Income Taxes
In second quarter 2004, Barrick recorded a tax recovery of $19 million compared to a tax recovery of $15 million in second quarter 2003. The tax recoveries include a $30 million deferred tax credit in 2004 and a $21 million deferred tax credit in 2003. The tax credit in second quarter 2004 relates to the impact of revaluing assets for tax purposes under a new tax regime in Australia. The tax credit in second quarter 2003, related to a corporate reorganization of various North American subsidiaries that enabled previously unrecognized tax benefits to be realized.

Should average spot gold prices for 2004 remain in the $400 per ounce range, the Company expects its underlying effective tax rate in 2004 to be about 28%. The Company's underlying effective tax rate was higher in 2004 primarily due to higher market gold prices. The underlying rate excludes the effect of gains and losses on non-hedge derivatives; the effect of delivering into forward gold sales contracts at prices below prevailing market prices; and the effect of any tax credits arising from the change in Australian tax regime and the release of deferred tax valuation allowances. The actual effective tax rate is higher mainly due to the impact of delivering into forward gold sales contracts at prices below prevailing market prices in a low tax rate jurisdiction, as well as deferred tax credits, as described in note 8 to the financial statements.

Income tax expense is affected by changes in the level of valuation allowances recorded against deferred tax assets. Valuation allowances are recorded where there is substantial uncertainty over the realization of a tax asset. Among other things, a further sustained upward trend in gold prices may result in further releases of valuation allowances with corresponding tax credits recorded in earnings.

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as "other comprehensive income" and excluded from the income statement.

In second quarter 2004, other comprehensive income mainly included a $65 million decline in the amount of unrealized hedge gains recorded in other comprehensive income for cash flow hedge contracts that was primarily caused by changes in currency exchange rates; gains on cash flow hedges totaling $17 million that were transferred to earnings during the quarter to be matched with amounts recorded in earnings for the related hedged items; and a $32 million decline in the unrealized mark-to-market gain on investments.

CASH FLOW STATEMENT

Liquidity and Capital Resources
In previous years, Barrick's main sources of liquidity have been cash inflows from operating activities, its large cash position, and various debt-financing facilities. Currently, debt facilities include Barrick's publicly traded debentures, the Bulyanhulu project financing, and the undrawn $1 billion revolving credit facility with a syndicate of global banks.

In the last three fiscal years, Barrick has generated a total operating cash inflow of about $1.7 billion. The Company expects to continue to generate significant operating cash flow over the next few years, providing it

BARRICK SECOND QUARTER 2004	23	MANAGEMENT'S DISCUSSION AND ANALYSIS

can maintain present production levels and also provided that there is no material decline in the spot price of gold. Barrick expects capital needs of approximately $2.5-2.6 billion through the end of 2009 to build its Veladero, Cowal, Lagunas Norte, Tulawaka and Pascua-Lama development projects, of which $0.3 billion had been spent by June 30, 2004. The Company also expects to spend between $100 and $200 million per year for sustaining capital at its existing mining operations.

Alternatives for sourcing this capital include Barrick's significant cash position, its $1 billion credit facility, future operating cash flow, project financings and public debt financings. These alternatives are being evaluated to determine the optimal mix of capital resources for the projects. The Company has signed a $250 million Veladero project financing with commercial banks and export credit agencies, subject to finalizing the security of the Project's assets against the debt. The Company is considering issuing new long-term debt obligations for a portion of the construction costs at both Lagunas Norte and Pascua-Lama.

The Company expects that, absent a material adverse change in a combination of these sources of liquidity, present levels of liquidity will be adequate to meet its expected capital needs. If the Company is unable to access project financing due to unforeseen political or other problems, Barrick expects that it will be able to access public debt markets as an alternative source of financing.

Capital structure
Barrick regularly reviews its capital structure with an overall goal of lowering its cost of capital, while preserving the balance sheet strength and flexibility that is important due to the cyclical nature of commodity markets, and to ensure access to cash for strategic purposes.

Following a review of the capital structure during 2003, the Company concluded that a share buyback program would be consistent with these overall goals, in view of the high levels of operating cash flow being generated at current gold prices, the high levels of liquidity that exist in the capital markets presently, and its belief that its current share price represents an attractive buying opportunity. The share buyback program was completed in first quarter 2004, and the Company has no current plans to buy back any further common shares.

Operating Activities
Operating cash flow is significantly affected by the volume of gold sales, realized gold prices, and cash operating costs as well as movements in non-cash working capital. The overall effect of changes in these principal factors and other factors was a $46 million increase in operating cash flow in second quarter 2004 compared to the prior-year quarter.

In second quarter 2004, operating cash flow benefited from a $20 per ounce increase in the average realized gold price, offset by a $24 per ounce increase in total cash costs, compared to the prior-year quarter. The net effect of these variances, combined with a 12% decrease in the volume of ounces sold, was a $34 million decrease in operating cash flow compared to the prior-year quarter. Despite the effect of the above factors, operating cash flow was higher in second quarter 2004 because this effect was more than offset by the impact of lower payments of income tax installments and an increase in accounts payable in second quarter 2004.

Due to variations in the timing of gold production versus gold sales, inventory levels increased in second quarter 2004, which was reflected as a $21 million operating cash outflow. The increase in inventory in second quarter 2004 was offset by an increase in accounts payable.

Investing Activities
The most significant ongoing investing activities are for capital expenditures at the Company's mines. Capital expenditures consist of annual investment in sustaining capital at the operating mines, including expenditures relating to underground development activities and significant capital expenditures in the development and construction of new mines. The annual amount varies depending on the status of the development projects.

The increase in capital expenditures in second quarter 2004 mainly relates to $133 million spent at the Company's development projects - principally construction activity at Veladero and Lagunas Norte. Spending is expected to continue to increase for the remainder of 2004 to support advancement of the four development projects that are presently in construction. Capital expenditures for the full year are now expected to be approximately $900 million, up from previous guidance of $767 million, due primarily to accelerated equipment purchases at Veladero and Cowal, and spending on the new power plant in Nevada in 2004.

BARRICK SECOND QUARTER 2004	24	MANAGEMENT'S DISCUSSION AND ANALYSIS

Financing Activities
The most significant financing activities in second quarter 2004 were scheduled repayments of debt obligations, dividend payments and proceeds from issuing capital stock on exercise of stock options.

CANADIAN SUPPLEMENT
In note 19 to the financial statements, the Company has provided a reconciliation between Canadian and US GAAP, including a description of the material differences affecting the balance sheet, income statement and statement of cash flows.

The principal continuing reconciling differences relate to the amortization of property, plant and equipment and intangible assets recorded under Canadian GAAP. These differences arise due to differences in the carrying amounts of assets, and amortization methods under Canadian GAAP when compared to US GAAP, as described in note 19 to the financial statements.

The Company expects to see continuing differences in accounting for exploration and development expenditures, where some expenditures qualify for capitalization under Canadian GAAP, but are expensed under US GAAP. Until May 1, 2004, when mineralization at the Lagunas Norte project qualified as a reserve under SEC rules, the most significant project in 2004 that was affected by this GAAP difference was the Lagunas Norte project. Other projects affected by this GAAP difference in 2004 include Kabanga and Chocolate Reef.

The Company was required to adopt a new accounting standard under Canadian GAAP in first quarter 2004 for reclamation and closure costs. The adoption of this accounting standard, to a large extent, conforms the Company's accounting policy to FAS 143 under US GAAP. The Company also adopted a new accounting standard under Canadian GAAP in first quarter 2004 for Stock-Based Compensation, which will result in differences between US and Canadian GAAP throughout 2004. The other GAAP differences that affected the reconciliation of earnings under US GAAP compared with Canadian GAAP were primarily due to facts and circumstances related to the years presented and are not necessarily indicative of continuing trends that will cause material GAAP differences in future years.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting policy changes
There were no changes in accounting policies in second quarter 2004.

Critical Accounting Estimates
Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting estimates are critical:

  amortization of property, plant and equipment and capitalized mining costs;
  impairment assessments of long-lived assets;
  asset retirement obligations;
  the measurement of deferred income tax assets and liabilities and assessment of the need to record valuation allowances against those assets;
  the valuation of derivative instruments and measurement of gains and losses on cash flow and fair value hedges that are recorded in other comprehensive income; and
  contingencies.

Amortization Expense
Barrick amortizes a large portion of its property, plant and equipment using the units of production method based on proven and probable reserves. Changes in reserves, effective December 31, 2003, caused amortization during second quarter 2004 to decrease by $6 million for the mines listed below, which had reserve estimate changes (other than production) greater than 10%.

Impact of Actual Changes in Reserve Estimates on Amortization

(in millions of dollars, except reserves which are in millions of contained ounces)
	Reserves	Amortization
	increase	increase (decrease) for the
	(decrease)	periods ended June 30, 2004
	As at
	December	Three months	Six months
	31, 2003	ended	ended
Goldstrike
Underground	0.2	$(2)	$(4)
Open Pit	1.5	(1)	(3)
Plutonic	0.5	(1)	(1)
Eskay Creek	(0.1)	1	2
Kalgoorlie	0.9	-	(1)
Pierina	0.3	(3)	(6)

Changes in reserve estimates are calculated at the end of the year and affect amortization expense prospectively. The amounts presented represent the effect of reserve changes at the end of 2003.

Capitalized Mining Costs
Effective January 1, 2004, the Company reduced the stripping ratio at the Goldstrike Open Pit from 112:1 to 109:1 and increased the stripping ratio at Pierina from

BARRICK SECOND QUARTER 2004	25	MANAGEMENT'S DISCUSSION AND ANALYSIS

48:1 to 60:1. The effect of this change in estimate on amortization of capitalized mining costs in second quarter 2004, compared to the prior-year quarter, was a decrease of $0.5 million at the Goldstrike Open Pit and an increase of $2.1 million at Pierina. The year-to-date impact of this change in estimate on amortization of capitalized mining costs was a decrease of $1.1 million at the Goldstrike Open Pit and an increase of $3.9 million at Pierina.

OFF-BALANCE SHEET ARRANGEMENTS
Forward Gold Sales Contracts
Prior to the adoption of a no-hedge policy in fourth quarter 2003, Barrick historically entered into fixed price forward sales contracts in a gold hedging program to manage exposure to market gold prices. Following the adoption of its no-hedge policy, no new gold hedge contracts will be added and the Company will pursue opportunities to reduce its gold hedge position.

Barrick has used fixed price forward gold sales contracts to protect its earnings and cash flow from declining gold prices. These contracts permit the Company to sell its gold production in the gold spot market. Barrick has the ability to deliver its gold at the higher spot price, or deliver under the contract at the contract price. In second quarter 2004, the hedge position was reduced by 0.85 million ounces to 13.9 million ounces, which represents 16%1 of the Company's year-end reserves. In addition to the fixed price forward gold sales contracts, Barrick has floating spot price gold sales contracts under which it is committed to deliver 0.7 million ounces of gold over the next ten years at spot prices less an average adjustment of $46 per ounce at the delivery date. These floating spot price contracts were originally fixed spot price contracts, which under the terms of its Master Trading Agreements (MTAs), the Company converted to floating spot price contracts.

Fixed-price Forward Gold Sales Contracts ("The Gold Hedge Position")
(as of June 30, 2004)
Gold ounces hedged	13.9 million ounces (or less than 2.5 years of expected future production)
Current termination date of gold sales contracts	2014 in most cases
Average estimated realizable gold sales contract price at 2014 termination date.	$428/ozA
Delivery obligations	Barrick will deliver gold production from operations against gold sales contracts by the termination date (which is currently 2014 in most cases). However, Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date. This means Barrick can deliver gold at spot prices, or prices under the hedge contracts, until the termination date of these contracts.

Unrealized mark-to-market loss at June 30, 2004	$1,391 millionB. The mark-to-market would approach zero (breakeven) at a spot gold price of $293 per ounce, assuming all other variables are constant.

  Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1.25%. Accelerating gold deliveries could potentially lead to reduced contango that would otherwise have built up over time.
  At a spot gold price of $393 per ounce.

______________________

[1]	Based on reserves calculated as at December 31, 2003 using an assumed price of $325 per ounce for gold and $4.75 per ounce for silver, except with respect to the Pascua-Lama project where reserves have been calculated as at June 30, 2004 using an assumed gold price of $350 per ounce and an assumed silver price of $5.50 per ounce. For additional information on reserves, see the most recent Annual Information Form / Form 40-F.

BARRICK SECOND QUARTER 2004	26	MANAGEMENT'S DISCUSSION AND ANALYSIS

Fixed-price Forward Silver Sales Contracts ("The Silver Hedge Position")
(as of June 30, 2004)
Silver ounces hedged	18.4 million ounces
Current termination date of silver sales contracts	2014 in most cases
Average estimated realizable silver sales contract price at 2014 termination date.	$8.14/ozA
Delivery obligations	Barrick will deliver silver production from operations against silver sales contracts by the termination date (which is currently 2014 in most cases). However, Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date. This means Barrick can deliver silver at spot prices, or prices under the hedge contracts, until the termination date of these contracts.

Unrealized mark-to-market loss at June 30, 2004	$12 millionB. The mark-to-market would approach zero (breakeven) at a spot silver price of $5.32 per ounce, assuming all other variables are constant.

  Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1.25%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time.
  At a spot silver price of $5.81 per ounce.

In all of the Company's MTAs, which govern the terms of its gold and silver sales contracts with its 19 counterparties, the following applies:

  The counterparties do not have unilateral and discretionary "right to break" provisions.
  There are no credit downgrade provisions.
  The Company is not subject to any margin calls - regardless of the price of gold or silver.
  The Company has the right to accelerate the delivery of gold or silver at any time during the life of its contracts. This flexibility is demonstrated by the terms that allow it to deliver under hedge contracts at any time on two days notice, or keep these hedge contracts outstanding for as long as 15 years. This feature means that the Company, at its option, can sell its gold or silver at the market price or the contract price, whichever is higher, to the termination date of its contracts (currently 2014 in most cases).

The Company's trading agreements with its counterparties do provide for early close out of certain transactions in the event of a material negative change in the Company's ability to produce gold or silver for delivery under its hedging agreements, or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The significant financial covenants are:

  Barrick must maintain a minimum consolidated net worth of at least $2 billion - currently, it is $3.3 billion.
  Barrick must maintain a maximum long-term debt to consolidated net worth ratio of 2:1 - currently, it is under 0.25:1.
  Barrick's agreements exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.
  The foregoing information is a summary of certain aspects of the Company's forward sales program and is not intended to be comprehensive. For a more complete understanding, reference should be made to pages 51 to 55 of the Company's 2003 Annual Report and its website (www.barrick.com).

In most cases, under the terms of Barrick's MTAs, the period over which it is required to deliver gold is extended annually by one year, or kept "evergreen", regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.

Significance of mark-to-market gains and losses
At the end of second quarter 2004, the unrealized mark- to-market (fair value) on the Company's derivative instruments position, including gold and silver forward sales contracts, as well as the currency, interest rate and energy hedge programs, was approximately negative $1.25 billion.

The mark-to-market value of the gold contracts is based on the closing spot gold price of $393 per ounce and

BARRICK SECOND QUARTER 2004	27	MANAGEMENT'S DISCUSSION AND ANALYSIS

market rates for LIBOR and gold lease rates on June 30, 2004. The mark-to-market value of the contracts would approach zero (breakeven) at a spot gold price of approximately $293 per ounce, assuming all other variables are constant. The mark-to-market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment by Barrick. Barrick's obligations under the gold sales contracts are to deliver an agreed upon quantity of gold at a hedge price by the termination date on the contracts (currently 2014 in most cases).

In accordance with hedge accounting rules, the positive mark-to-market value of $155 million relating to the currency, interest rate and energy hedge programs is recorded on the balance sheet. The mark-to-market value of the gold and silver sales contracts is not recorded on the balance sheet as accounting rules that govern these contracts do not require balance sheet recognition. Instead, in accordance with US GAAP, the economic impact of these sales contracts is reflected in the financial statements as the Company physically delivers gold and silver under the contracts.

A short-term spike in gold lease rates would not have a material negative impact on Barrick because it is not exposed under its fixed price forward gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango i.e. "backwardation") and therefore a smaller forward premium (or backwardation) under the contract. However, because of the large amount of Central Bank gold available for lending relative to demand, gold lease rates have historically tended to be low and any spikes short-lived.

Fair Value Gain/(Loss)
(millions)	June 30, 2004
Forward gold sales contracts	$(1,391)
Forward silver sales contracts	(12)
Foreign currency contracts	126
Interest rate contracts	26
Energy contracts	3
$(1,248)

Change in the Fair Value of
Forward Gold Sales Contracts (millions)
Unrealized loss at January 1, 2004	$1,725
Impact of change in spot price A	(304)
Contango earned in the period	(60)
Impact of change in valuation inputs B	88
Mark-to-market impact of deliveries into gold sales contracts	(58)
Unrealized loss at June 30, 2004	$1,391
A. From $415 per ounce to $393 per ounce.
B. Other than spot metal prices (e.g. interest rates and gold lease rates).

Change in the Fair Value of
Forward Silver Sales Contracts (millions)
Unrealized loss at January 1, 2004	$17
Impact of change in spot priceC	2
Contango earned in the period	(1)
Impact of change in valuation inputsD	(6)
Unrealized loss at June 30, 2004	$12
C. From $5.92 per ounce to $5.81 per ounce.
D. Other than spot metal prices (e.g. interest rates and silver lease rates).

Contractual Obligations and Commitments
Capital expenditures
Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. They do not include the full amount of future expenditures relating to the Company's development pipeline over the next 5 years because commitments have yet to be made for a large portion of the estimated future capital costs related to these projects. Significant changes to the contractual obligations and commitments as at December 31, 2003 include an additional $104 million of committed capital expenditures related to development projects to be incurred in 2004 and 2005.

BARRICK SECOND QUARTER 2004	28	MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION
(in millions, except per share and per ounce data)

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2004	2004	2003	2003	2003	2003	2002	2002
Gold sales	$454	$477	$536	$549	$491	$459	$526	$473
Average spot gold price per ounce	393	408	392	364	347	352	323	314
Average realized gold price per ounce	372	382	394	365	352	355	343	342
Net income	34	26	77	35	59	29	54	34
Net income per shareA	0.06	0.05	0.14	0.07	0.11	0.05	0.10	0.06
Operating cash flow	108	126	134	188	62	131	195	126
A. Basic and diluted
NON-GAAP PERFORMANCE MEASURES
	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Total cash production costs - per US GAAP[1]	$265	$261	$516	$514
Accretion expense and reclamation costs at the operating mines	(9)	(3)	(12)	(5)
Total cash production costs - per Gold Institute Production Cost Standard	$256	$258	$504	$509
Ounces sold (thousands)	1,222	1,395	2,469	2,687
Total cash costs per ounce sold - per US GAAP (dollars)	$217	$187	$209	$191
Total cash costs per ounce sold - per Gold Institute Production Cost
Standard (dollars)	$209	$185	$204	$189

Barrick has included total cash costs per ounce data because it understands that certain investors use this information to assess the Company's performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow for use in investing and other activities. Barrick reports total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). Adoption of the Standard is voluntary, but it understands that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. A GAAP measure of cost per ounce has also been presented as required by securities regulations that govern non-GAAP performance measures. Commentary within this Management's Discussion and Analysis is focused on the "total cash cost" measure as defined by the Standard, but the most directly comparable financial measure calculated and presented in accordance with GAAP is also provided throughout.

The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

______________________

1 Equal to cost of sales and other operating expenses less accretion expense and reclamation costs at non-operating mines.

BARRICK SECOND QUARTER 2004	29	MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce to Financial Statements
	Goldstrike -		Goldstrike -
	Open Pit		Underground		Eskay Creek[2]		Round Mountain
For the three months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$84.3	$85.2	$34.1	$32.6	$6.0	$10.1	$21.3	$19.3
Accretion expense and reclamation
costs at operating mines	(0.6)	(0.6)	-	-	-	(0.1)	(0.4)	(0.4)
Total cash production costs per Gold
Institute Production Cost
Standard	$83.7	$84.6	$34.1	$32.6	$6.0	$10.0	$20.9	$18.9
Ounces sold (thousands)	332	392	130	112	89	99	98	113
Total cash costs per ounce sold
per US GAAP (dollars)	$254	$217	$262	$291	$68	$103	$218	$170
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)	$252	$215	$262	$291	$68	$102	$214	$167

	Hemlo		Holt-McDermott		Marigold		Total North America
For the three months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$14.8	$14.4	$3.3	$6.2	$1.8	$1.6	$165.6	$169.4
Accretion expense and reclamation
costs at operating mines	(0.1)	-	(0.1)	(0.1)	(0.1)	-	(1.3)	(1.2)
Total cash production costs per Gold
Institute Production Cost
Standard	$14.7	$14.4	$3.2	$6.1	$1.7	$1.6	$164.3	$168.2
Ounces sold (thousands)	62	59	16	23	12	11	739	809
Total cash costs per ounce sold
per US GAAP (dollars)	$238	$245	$204	$272	$160	$153	$224	$210
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)	$237	$245	$202	$271	$157	$153	$222	$208

	Pierina		Total South America		Plutonic		Darlot
For the three months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$19.2	$21.4	$19.2	$21.4	$17.7	$16.6	$6.7	$6.7
Accretion expense and reclamation
costs at operating mines	(0.9)	(0.8)	(0.9)	(0.8)	-	(0.1)	-	-
Total cash production costs per Gold
Institute Production Cost
Standard	$18.3	$20.6	$18.3	$20.6	$17.7	$16.5	$6.7	$6.7
Ounces sold (thousands)	173	228	173	228	76	79	34	38
Total cash costs per ounce sold
per US GAAP (dollars)	$109	$81	$109	$81	$231	$208	$197	$175
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)	$104	$78	$104	$78	$231	$207	$197	$175

  Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).
  Eskay Creek's total cash costs in second quarter 2004 are impacted by higher silver prices which the Company treats as a by-product. Total cash costs on a co-product basis are: second quarter 2004 - gold $195 per ounce, silver $2.96 per ounce (2003 second quarter - gold $188 per ounce, silver $2.25 per ounce).
BARRICK SECOND QUARTER 2004	30	MANAGEMENT'S DISCUSSION AND ANALYSIS

	Lawlers		Kalgoorlie		Bulyanhulu		Total Australia/Africa
For the three months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$6.6	$6.0	$23.0	$21.7	$26.9	$18.9	$80.9	$69.9
Accretion expense and reclamation
costs at operating mines	-	-	(0.2)	(0.3)	(7.1)	(0.1)	(7.3)	(0.5)
Total cash production costs per Gold
Institute Production Cost
Standard	$6.6	$6.0	$22.8	$21.4	$19.8	$18.8	$73.6	$69.4
Ounces sold (thousands)	26	26	96	101	78	81	310	325
Total cash costs per ounce sold
per US GAAP (dollars)	$253	$228	$239	$216	$344	$234	$260	$214
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)	$253	$228	$237	$212	$253	$233	$237	$213

	Goldstrike -		Goldstrike -
	Open Pit		Underground		Eskay Creek[2]		Round Mountain
For the six months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$161.4	$175.1	$69.8	$72.2	$4.9	$16.0	$39.5	$33.6
Accretion expense and reclamation
costs at operating mines	(1.2)	(1.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.8)	(0.8)
Total cash production costs per Gold
Institute Production Cost
Standard	$160.2	$173.9	$69.7	$72.1	$4.8	$15.9	$38.7	$32.8
Ounces sold (thousands)	619	729	271	293	155	184	183	196
Total cash costs per ounce sold
per US GAAP (dollars)	$261	$240	$258	$247	$32	$87	$215	$171
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)	$259	$238	$257	$247	$31	$86	$212	$167

	Hemlo		Holt-McDermott		Marigold		Total North America
For the six months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$29.0	$29.3	$8.5	$11.6	$3.9	$3.5	$317.0	$341.3
Accretion expense and reclamation
costs at operating mines	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	(2.5)	(2.4)
Total cash production costs per Gold
Institute Production Cost
Standard	$28.9	$29.2	$8.4	$11.5	$3.8	$3.5	$314.5	$338.9
Ounces sold (thousands)	125	124	38	42	20	22	1,411	1,590
Total cash costs per ounce sold
per US GAAP (dollars)	$233	$236	$224	$277	$200	$161	$225	$215
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)	$231	$236	$223	$276	$196	$161	$223	$213

  Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).
  Eskay Creek's total cash costs in six months ended June 30, 2004 are impacted by higher silver prices which the Company treats as a by-product. Total cash costs on a co-product basis are: six months ended June 30, 2004 - gold $191 per ounce, silver $3.22 per ounce (six months ended June 30, 2003 - gold $183 per ounce, silver $2.33 per ounce).

BARRICK SECOND QUARTER 2004	31	MANAGEMENT'S DISCUSSION AND ANALYSIS

	Pierina		Total South America		Plutonic		Darlot

For the six months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$38.6	$38.6	$38.6	$38.6	$35.0	$30.0	$14.4	$12.8
Accretion expense and reclamation
costs at operating mines	(1.7)	(1.6)	(1.7)	(1.6)	-	(0.1)	-	-
Total cash production costs per Gold
Institute Production Cost
Standard	$36.9	$37.0	$36.9	$37.0	$35.0	$29.9	$14.4	$12.8
Ounces sold (thousands)	400	455	400	455	165	149	71	82
Total cash costs per ounce sold
per US GAAP (dollars)	$96	$85	$96	$85	$211	$200	$203	$157
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)	$91	$81	$91	$81	$211	$199	$203	$158

	Lawlers		Kalgoorlie		Bulyanhulu		Total
							Australia/Africa
For the six months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$13.7	$12.3	$49.3	$41.9	$47.6	$36.8	$160.0	$133.8
Accretion expense and reclamation
costs at operating mines	-	-	(0.4)	(0.6)	(7.2)	(0.2)	(7.6)	(0.9)
Total cash production costs per Gold
Institute Production Cost
Standard	$13.7	$12.3	$48.9	$41.3	$40.4	$36.6	$152.4	$132.9
Ounces sold (thousands)	57	47	213	193	153	173	659	644
Total cash costs per ounce sold
per US GAAP (dollars)	$244	$264	$231	$217	$311	$212	$243	$208
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)	$244	$264	$230	$215	$264	$211	$232	$207

Reconciliation of Amortization per Ounce to Financial Statements

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Amortization expense per consolidated financial statements	$115	$131	$235	$256
Amortization expense recorded on property, plant and equipment
not at operating mine sites	(7)	(7)	(13)	(14)
Amortization expense for per ounce calculation	$108	$124	$222	$242

Ounces sold (thousands)	1,222	1,395	2,469	2,687
Amortization per ounce (dollars)	$88	$89	$90	$90
  Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).

BARRICK SECOND QUARTER 2004	32	MANAGEMENT'S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

As at July 15, 2004, 531.5 million common shares ("Common Shares") and one special voting share ("Special Voting Share") in the capital of Barrick were issued and outstanding. Computershare Trust Company of Canada ("Computershare"), the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of BGI Exchangeable Shares (as defined below) outstanding (excluding those owned by Barrick and its subsidiaries), multiplied by 0.53, for which it receives voting instructions from holders of such BGI Exchangeable Shares.

In connection with Barrick's acquisition of Homestake Mining Company effective December 14, 2001, Barrick Gold Inc. (formerly Homestake Canada Inc.) issued securities ("BGI Exchangeable Shares"), which, by their terms, are each exchangeable at any time for 0.53 of a Common Share. Each BGI Exchangeable Share entitles the holder to exercise the same voting rights as a holder of 0.53 of a Common Share. Generally, a holder of a BGI Exchangeable Share may exercise his or her voting right by either providing voting instructions to Computershare or attending a meeting of holders of Common Shares and voting in person. As at July 15, 2004, there were 1.5 million BGI Exchangeable Shares outstanding that were not owned by Barrick, which would entitle the holders of the BGI Exchangeable Shares to cast 0.8 million votes at a meeting of holders of Common Shares. For further information regarding the BGI Exchangeable Shares, please refer to the Company's current Management Information Circular and Proxy Statement.

As at July 15, 2004, options to purchase 20.7 million Common Shares were outstanding under Barrick's option plan. In addition, as at July 15, 2004, options to purchase 2.2 million Common Shares were outstanding under certain option plans inherited by Barrick in connection with prior acquisitions.

BARRICK SECOND QUARTER 2004	33	MANAGEMENT'S DISCUSSION AND ANALYSIS

Notes to Unaudited Interim Consolidated Financial Statements

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated. References to C$ and A$ are to Canadian and Australian dollars, respectively.

  NATURE OF OPERATIONS

Barrick Gold Corporation ("Barrick" or the "Company") engages in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Our operations are mainly located in the United States, Canada, Australia, Peru, Tanzania, Chile and Argentina. They require specialized facilities and technology, and we rely on those facilities to support our production levels. The market price of gold, quantities of gold mineral reserves and future gold production levels, future cash operating costs, foreign currency exchange rates, market interest rates and the level of exploration expenditures are some of the things that could materially affect our operating cash flow and profitability. Due to the global nature of our operations we are also affected by government regulations, political risk and the interpretation of taxation laws and regulations. We seek to mitigate these risks, and in particular we use derivative instruments as part of a risk management program that seeks to mitigate the effect of volatility in commodity prices, interest rates and foreign currency exchange rates. Many of the factors affecting these risks are beyond our control and their effects could materially impact our consolidated financial statements.

  BASIS OF PREPARATION

The United States dollar is the principal currency of our operations. We prepare our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles ("US GAAP"). The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2003.

In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2003.

The preparation of financial statements under US GAAP requires us to make estimates and assumptions that affect:

  the reported amounts of assets and liabilities;
  disclosures of contingent assets and liabilities; and
  revenues and expenses recorded in each reporting period.

BARRICK SECOND QUARTER 2004	34	NOTES TO UNAUDITED FINANCIAL STATEMENTS

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves; future estimates of costs and expenses; and/or assumptions of future commodity prices, interest rates and foreign currency exchange rates. Such estimates and assumptions include:

  decisions as to whether exploration and mine development costs should be capitalized or expensed;

  assessments of whether property, plant and equipment, ore in stockpiles and capitalized mining costs may be impaired;

  assessments of our ability to realize the benefits of deferred income tax assets;

  the useful lives of long-lived assets and the rate at which we record amortization in earnings;

  the estimated fair value of asset retirement obligations;

  the timing and amounts of forecasted future expenditures that represent the hedged items underlying hedging relationships for our cash flow hedge contracts;

  the estimated fair values of derivative instruments;

  the value of slow-moving and obsolete inventories (which are stated at the lower of average cost and net realizable value); and

  assessments of the likelihood and amounts of contingencies.

We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

The consolidated financial statements include the accounts of Barrick Gold Corporation and other entities in which we have a controlling financial interest. Our ownership interests in the Round Mountain, Hemlo and Kalgoorlie mines are held through unincorporated joint ventures. Under longstanding practice for extractive industries, we include the assets, liabilities, revenues, expenses and cash flows of unincorporated joint ventures in our financial statements using the proportionate consolidation method. All material intercompany balances and transactions are eliminated on consolidation.

The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities through arrangements that do not involve voting interests, where the entities are variable interest entities (VIEs) as defined under the principles of FIN 46R.

A VIE is defined as an entity that: lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity, and/or; has equity owners that do not have the obligation to absorb or right to receive the entity's expected losses and residual returns. VIEs could arise from a variety of entities or legal structures.

FIN 46R requires a variable interest holder (ie. a counterparty to a VIE) to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. This party is considered the primary beneficiary of the entity. The determination of whether the company meets the criteria to be considered the primary beneficiary of a VIE requires an evaluation of all transactions with the entity. The foundation for this evaluation is a calculation prescribed by FIN 46R.

BARRICK SECOND QUARTER 2004	35	NOTES TO UNAUDITED FINANCIAL STATEMENTS

  ACCOUNTING CHANGES
  FAS 143, Accounting for asset retirement obligations

On January 1, 2003, we adopted FAS 143 and changed our accounting policy for recording obligations relating to the retirement of long-lived assets. This accounting change is described in note 2B of our audited annual consolidated financial statements for the three years ended December 31, 2003. On adoption of FAS 143 in first quarter 2003, we recorded on our balance sheet an increase in property, plant and equipment by $39 million; an increase in other long-term obligations by $32 million; and an increase in deferred income tax liabilities by $3 million. We recorded in our income statement a $4 million credit for the cumulative effect of this accounting change.

  Amortization of underground development costs

On January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs. This accounting change is described in note 2B of our audited annual consolidated financial statements for the three years ended December 31, 2003. On adoption of this change on January 1, 2003, we decreased property, plant and equipment by $19 million, and increased deferred income tax liabilities by $2 million. We recorded in our income statement a $21 million charge for the cumulative effect of this accounting change.

  Changes in estimates

Classification of mineralization at Lagunas Norte as a reserve
 We capitalize mine development costs on our properties after proven and probable reserves have been found. Before finding proven and probable reserves, development costs are considered exploration costs, which are expensed as incurred. Effective May 1, 2004, we determined that Lagunas Norte's mineral reserves met the definition of proven and probable reserves for United States reporting purposes. Following this determination we began capitalizing mine development costs at the Lagunas Norte project prospectively for future periods. The effect of this change was to capitalize $22 million of mine development costs for the period ended June 30, 2004.

Amortization of property, plant and equipment
Effective December 31, 2003, we updated our estimates of proven and probable gold mineral reserves. Following the update of these estimates, we revised our calculations of amortization of property, plant and equipment. The effect of the change in reserve estimates on amortization of property, plant and equipment for the three months ended June 30, 2004 was a decrease in this expense by approximately $6 million for mines with a greater than 10% change (other than ounces produced) in the reserve estimates, and for the six months ended June 30, 2004, a decrease in amortization of property, plant and equipment of $13 million.

Amortization of capitalized mining costs
 Effective December 31, 2003, we updated our estimates of proven and probable gold mineral reserves. Following the update of these estimates, in 2004, we revised the estimated stripping ratios used in the calculation of amortization of capitalized mining costs with a decrease in the stripping ratio at Goldstrike Open Pit and an increase in the stripping ratio at Pierina. See note 15 for a description of the effect of these changes in estimates.

BARRICK SECOND QUARTER 2004	36	NOTES TO UNAUDITED FINANCIAL STATEMENTS

  SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a regional basis. Our three primary regions are North America, Australia/Africa, and South America, which includes Peru, Chile and Argentina. In 2003, we changed the composition of our reportable segments by the addition of our development projects. We also changed our determination of which costs are charged to segments. Prior periods have been restated to conform to the current presentation. Our chief operating decision maker reviews financial information on all our individual mines and development projects regularly, and accordingly our definition of a business segment includes each of our operating mines and development projects. Our development projects are not presently generating revenue and therefore the measure of segment loss represents expensed exploration and development costs for periods in which mineralization at the projects does not meet the definition of proven and probable reserves for United States reporting purposes.

Income statement information
			Total cash		Segment income (loss)
	Gold sales		production costs[1]		before income taxes
For the three months ended June 30	2004	2003	2004	2003	2004	2003
Operating mines
Goldstrike	$172	$178	$118	$117	$17	$27
Pierina	63	92	18	21	16	23
Bulyanhulu	30	29	19	19	3	1
Kalgoorlie	36	34	23	21	9	8
Eskay Creek	33	34	6	10	15	11
Hemlo	23	19	15	14	4	3
Plutonic	27	28	18	17	7	10
Round Mountain	36	39	21	19	9	15
Other operating mines	34	38	18	20	10	11
Development projects
Veladero	-	-	-	-	-	(5)
Cowal	-	-	-	-	-	-
Pascua-Lama	-	-	-	-	-	-
Lagunas Norte	-	-	-	-	(3)	(7)
Tulawaka	-	-	-	-	-	(1)
Segment total	$454	$491	$256	$258	$87	$96

Includes cost of sales, by-product revenues, royalty expenses and production taxes (note 6). Excludes accretion expense, other reclamation and closure costs, and amortization.
BARRICK SECOND QUARTER 2004	37	NOTES TO UNAUDITED FINANCIAL STATEMENTS

			Total cash		Segment income (loss)
	Gold sales		production costs[1]		before income taxes
For the six months ended June 30	2004	2003	2004	2003	2004	2003
Operating mines
Goldstrike	$335	$363	$230	$246	$33	$42
Pierina	150	162	37	37	47	42
Bulyanhulu	58	63	40	37	2	6
Kalgoorlie	81	68	49	41	23	17
Eskay Creek	58	64	5	16	29	24
Hemlo	47	42	29	29	12	8
Plutonic	62	53	35	30	22	20
Round Mountain	69	68	39	33	19	25
Other operating mines	71	67	40	40	18	15
Development projects
Veladero	-	-	-	-	-	(11)
Cowal	-	-	-	-	-	-
Pascua-Lama	-	-	-	-	-	-
Lagunas Norte	-	-	-	-	(9)	(14)
Tulawaka	-	-	-	-	-	(1)
Segment total	$931	$950	$504	$509	$196	$173
  Includes cost of sales, by-product revenues, royalty expenses and production taxes (note 6). Excludes accretion expense, other reclamation and closure costs, and amortization.
Asset information
Amortization
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Operating mines
Goldstrike	$37	$34	$72	$75
Pierina	29	48	66	83
Bulyanhulu	8	9	16	20
Kalgoorlie	4	5	9	10
Eskay Creek	12	13	24	24
Hemlo	4	2	6	5
Plutonic	2	1	5	3
Round Mountain	6	5	11	10
Other operating mines	6	7	13	12
Development projects
Veladero	-	-	-	-
Cowal	-	-	-	-
Pascua-Lama	-	-	-	-
Lagunas Norte	-	-	-	-
Tulawaka	-	-	-	-
Segment total	108	124	222	242
Other amortization outside operating segments	7	7	13	14
	$115	$131	$235	$256
BARRICK SECOND QUARTER 2004	38	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Segment capital expenditures
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Operating mines
Goldstrike	$20	$16	$29	$28
Pierina	-	4	2	5
Bulyanhulu	10	9	18	19
Kalgoorlie	3	1	5	2
Eskay Creek	3	1	4	3
Hemlo	2	2	3	5
Plutonic	6	20	8	25
Round Mountain	2	1	2	2
Other operating mines	9	2	15	19
Development projects
Veladero	78	3	142	7
Cowal	11	5	31	10
Pascua-Lama	6	4	10	6
Lagunas Norte	26	1	32	2
Tulawaka	12	-	15	-
Segment total	188	69	316	133
Other capital expenditures outside operating segments	1	-	2	2
	$189	$69	$318	$135

Reconciliation of segment income to enterprise net income
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Segment income	$87	$96	$196	$173
Accretion expense, reclamation, closure and other costs	(24)	(13)	(39)	(25)
Amortization outside operating segments	(7)	(7)	(13)	(14)
Exploration and business development costs (excluding
development projects)	(31)	(21)	(54)	(37)
Administration	(21)	(20)	(39)	(42)
Other income/expense	9	10	25	15
Interest expense	(4)	(11)	(12)	(24)
Non-hedge derivative gains (losses)	6	10	(9)	46
Income tax recovery	19	15	5	13
Cumulative effect of changes in accounting principles	-	-	-	(17)
Net income	$34	$59	$60	$88
  REVENUE RECOGNITION AND COMMODITY CONTRACTS

Gold contracts
We have fixed-price forward gold sales contracts with various counterparties for 13.9 million ounces of future gold production. The terms of the contracts are governed by master trading agreements that we have in place with the counterparties to the contracts. Contract prices are established at inception through to an interim date, which may be materially in advance of the Termination Date (typically 2014) defined under the master trading agreements. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the master trading agreements, which have contractually agreed price adjustment mechanisms based on the market gold price. The master trading agreements have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium (in most cases) based on the difference between the forward price of gold and the current market price of gold. For the majority of fixed-price forward gold sales contracts, selling prices are fixed through 2006. The contracts

BARRICK SECOND QUARTER 2004	39	NOTES TO UNAUDITED FINANCIAL STATEMENTS

have final delivery dates primarily over approximately the next 10 years, but we have the right to settle these contracts at any time over these periods. If at an interim date we opt for a floating price, the floating price represents the spot market price of gold plus or minus the difference between the previously fixed price and the market gold price at that interim date. Forward gold market prices are principally influenced by the current market price of gold, gold lease rates and US dollar interest rates. The final realized selling price under a contract will depend on the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set. The largest single counterparty as of June 30, 2004 made up 12% of the ounces of outstanding forward gold sales contracts.

We use gold lease rate swap contracts to manage our gold lease rate exposure. Because historic short-term gold lease rates have tended to be lower than longer-term gold lease rates, and also because fixed-price forward gold sales contracts have fixed gold lease rates, we have used these gold lease rate swap contracts to economically achieve a more optimal term structure for gold lease costs. Under these swaps we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 2.1 million ounces of gold spread from 2004 to 2014. The swaps are associated with forward gold sales contracts with expected delivery dates beyond 2006. These gold lease rate swap contracts are accounted for as non-hedge derivatives (see note 11B).

We also have floating spot price sales contracts to sell 0.7 million ounces of gold and 7.0 million ounces of silver spread over approximately 10 years (0.5 million ounces of gold and nil ounces of silver at December 31, 2003). These contracts were previously fixed-price sales contracts for which, in accordance with the terms of our master trading agreements, we have elected to receive floating spot gold and silver prices. Floating prices were elected for these contracts so that Barrick could economically regain spot gold price leverage under the terms of delivery into these contracts. Because these are sales contracts, Barrick did not financially close out the contracts, but rather intends to deliver production against them at some time before the termination date (2014 in most cases). Furthermore, floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed price in the contract, the mark-to-market on these contracts (at June 30, 2004) was negative $34 million, which is included in the mark-to-market value of our total forward gold and silver sales contract positions. The $34 million equates to an average reduction to the future spot sales price of approximately $46 per ounce on gold and $0.50 per ounce on silver when we deliver gold and silver at spot prices against these contracts.

Silver contracts
 Forward silver sales contracts have similar delivery terms and pricing mechanisms as forward gold sales contracts. At June 30, 2004, we had fixed-price commitments to deliver 18.4 million ounces of silver over periods primarily of up to approximately 10 years.

BARRICK SECOND QUARTER 2004	40	NOTES TO UNAUDITED FINANCIAL STATEMENTS

   COST OF SALES AND OTHER OPERATING EXPENSES
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Cost of sales[1]	$278	$270	$544	$532
By-product revenues	(36)	(26)	(70)	(53)
Royalty expenses	12	10	24	22
Production taxes	2	4	6	8
Accretion expense	4	4	8	8
Payroll tax expense [2]	7	-	7	-
Reclamation and closure costs/other	13	9	24	17
	$280	$271	$543	$534
  Cost of sales includes all costs that are capitalized to inventory, except for amortization of property, plant and equipment. The amount of amortization excluded from cost of sales, and presented separately on the income statement, was $108 million in the three months ended June 30, 2004 (2003 - $124 million), and $222 million for the six months ended June 30, 2004 (2003 - $242 million).
  In second quarter 2004, a $7 million payroll tax adjustment was recorded. The adjustment relates to periods prior to 2004.
   OTHER INCOME/EXPENSE
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Interest income	$7	$8	$16	$16
Gains on sale of long-lived assets	1	11	3	17
Foreign currency translation gains (losses)	(1)	(4)	1	(5)
Realized gains (losses) on sale of available-for-sale securities	-	(1)	2	(1)
Other than temporary impairment charge on
available-for-sale securities	(1)	-	(1)	(7)
Other items	3	(4)	4	(5)
	$9	$10	$25	$15

  INCOME TAXES
	Three months ended June 30		Six months ended June 30
Income tax recovery (expense)	2004	2003	2004	2003
Current	$(12)	$(21)	$(30)	$(32)
Deferred	1	15	5	24
	(11)	(6)	(25)	(8)
Recognition of deferred tax assets arising from the effect of a change in
the Australian tax regime	30	-	30	-
Release of deferred tax valuation allowances recorded in prior years	-	21	-	21
	$19	$15	$5	$13
BARRICK SECOND QUARTER 2004	41	NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the three months ended June 30	2004			2003
			Income			Income
			tax			tax
	Pre-tax	Effective	expense	Pre-tax	Effective	expense
Effective income tax rates on elements of income	income	tax rate	(recovery)	income	tax rate	(recovery)
Net income excluding elements set out below	$ 48	28%	$ 13	$ 23	13%	$ 3
Impact of deliveries into forward gold sales contracts
in a low tax-rate jurisdiction	(39)	-	-	-	-	-
Non-hedge derivative gains	6	33%	2	10	1%	-
Other items	-	-	-	11	27%	3
	$ 15	100%	$ 15	$ 44	14%	$ 6
Tax only items
Recognition of deferred tax assets arising from the effect of a
change in the Australian tax regime	-	(200%)	(30)	-	-	-
Release of deferred tax valuation allowances recorded in
prior years	-	-	-	-	(48%)	(21)
Other items	-	(27%)	(4)	-	-	-
Actual income tax rate	$ 15	(127%)	$ (19)	$ 44	(34%)	$ (15)

For the six months ended June 30	2004			2003
			Income
			tax			Income tax
	Pre-tax	Effective	expense	Pre-tax	Effective	expense
Effective income tax rates on elements of income	income	tax rate	(recovery)	income	tax rate	(recovery)
Net income excluding elements set out below	$ 118	28%	$ 33	$ 35	11%	$ 4
Impact of deliveries into forward gold sales contracts
in a low tax-rate jurisdiction	(59)	-	-	-	-	-
Non-hedge derivative gains (losses)	(9)	33%	(3)	46	2%	1
Other items	5	-	-	11	27%	3
	$ 55	55%	$ 30	$ 92	9%	$ 8
Tax only items
Recognition of deferred tax assets arising from the effect of a
change in the Australian tax regime	-	(55%)	(30)	-	-	-
Release of deferred tax valuation allowances recorded in
prior years	-	-	-	-	(23%)	(21)
Other items	-	(9%)	(5)	-	-	-
Actual income tax rate	$ 55	(9%)	$ (5)	$ 92	(14%)	$ (13)

Peruvian tax assessment
 One of our Peruvian subsidiaries has received a revised income tax assessment of $32 million, excluding interest and penalties, from the Peruvian tax authority, SUNAT. The tax assessment related to a tax audit of our Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession for the purpose of determining its tax basis. Under the valuation proposed by SUNAT, the tax basis of the Pierina assets would change from what we previously assumed with a resulting increase in current and deferred income taxes. We believe that the tax assessment is incorrect and we are appealing the decision. The full life of mine effect on our current and deferred income tax liabilities was fully recorded at December 31, 2002, as were other related payments of about $21 million due for periods through 2003.

The case is pending before Peru's Tax Court. If the case is not resolved in our favor, we intend to pursue all available remedies, including judicial appeals. If we are successful and our original valuation is confirmed as the appropriate tax

BARRICK SECOND QUARTER 2004	42	NOTES TO UNAUDITED FINANCIAL STATEMENTS

basis of the Pierina assets, we would benefit from a $141 million reduction in current and deferred tax liabilities. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

In the event of an unfavorable Tax Court ruling, Peruvian law is unclear with respect to whether it is necessary to make payment of the disputed current taxes for the years covered by the tax assessment, pending the outcome of an appeal process, a process which can take several years. Currently, the amount of income taxes potentially payable is $80 million. In the event of an unfavorable Tax Court ruling, we will consider taking all available action to prevent payment of the amount in dispute until the appeal process is complete.

We have not provided for $63 million of potential interest and penalties on the income tax assessed. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will continue to increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT's position on interest and penalties will be upheld, or if we exhaust our available remedies.

Change in Australian tax regime
 A new consolidation tax law has been enacted in Australia that allows wholly-owned groups of companies resident in Australia to elect to be treated as a single entity and to file consolidated tax returns. This new regime is elective and the election is irrevocable. An election is filed with a company's income tax returns, which are due by July 1 after each fiscal year and effective from January 1 of the applicable year covered by the tax return.

Under certain circumstances, the rules governing the election allow for a choice to reset the tax cost basis of certain assets within a consolidated group. We intend to file such an election for the 2004 fiscal year. This election will result in an estimated upward revaluation of the tax basis of our assets in Australia. We have estimated that the amount of the upward revaluation will be $101 million. The impact of recording this increase in the tax basis of our Australian assets in second quarter 2004, is to record a $30 million deferred tax asset and a corresponding tax credit within our income tax recovery/expense.

   EARNINGS PER SHARE
	Three months ended June 30		Six months ended June 30
($ millions, except shares in millions and per share amounts)	2004	2003	2004	2003
Income available to common stockholders	$34	$59	$60	$88
Weighted average shares outstanding - basic	532	540	533	541
Effect of dilutive stock options	2	-	2	1
Weighted average shares outstanding on assumed conversions	534	540	535	542
Earnings per share
Basic and diluted	$0.06	$0.11	$0.11	$0.16
BARRICK SECOND QUARTER 2004	43	NOTES TO UNAUDITED FINANCIAL STATEMENTS

   COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses that are excluded from net income. These other gains and losses consist mainly of gains and losses on derivative instruments accounted for as cash flow hedges; unrealized gains and losses on available-for-sale securities; and foreign currency translation adjustments.

Accumulated other comprehensive income (loss) (OCI)
		2004			2003
	Pre-tax	Tax effect	Post-tax	Pre-tax	Tax effect	Post-tax
	amount		amount	amount		amount
Foreign currency translation adjustments
At January 1	$(147)	$-	$ (147)	$ (144)	$-	$ (144)
Translation adjustments recorded in the period	-	-	-	(1)	-	(1)
At June 30	$(147)	$-	$ (147)	$ (145)	$-	$ (145)
Accumulated gains on cash flow hedges
At January 1	$288	$ (99)	$189	$49	$(17)	$32
Changes in fair value of cash flow hedges (note 11D)	(84)	31	(53)	219	(72)	147
Transfer of hedge gains to earnings (note 11D)	(55)	19	(36)	(35)	10	(25)
Hedge ineffectiveness transferred to earnings (note 11D)	(2)	-	(2)	(6)	2	(4)
At June 30	$147	$ (49)	$98	$227	$(77)	$150
Unrealized gains (losses) on available-for-sale securities
At January 1	$38	$-	$38	$(6)	$-	$(6)
Changes in fair value of securities	(25)	-	(25)	3	-	3
Other than temporary impairment charges recorded in
earnings (note 7)	(1)	-	(1)	7	-	7
At June 30	$12	$-	$12	$4	$-	$4
Additional minimum pension liability
At January 1 and June 30	$(7)	$-	$(7)	$(7)	$-	$(7)
Total accumulated OCI at June 30	$6	$(50)	$(44)	$79	$(77)	$2
  DERIVATIVE INSTRUMENTS
  Use of derivative instruments

We use derivative instruments to mitigate the effects of certain risks that are inherent in our business, and also to take advantage of opportunities to secure attractive pricing for commodities, currencies and interest rates. The inherent risks that we most often attempt to mitigate by the use of derivative instruments occur from changes in commodity prices (gold, silver and energy), interest rates and foreign currency exchange rates. Because we produce gold and silver, incur costs in foreign currencies, and invest and borrow in US dollars and are therefore subject to US interest rates, our derivative instruments cover natural underlying asset or liability positions. The purpose of the hedging elements of our derivative program is so that changes in the values of cash flows from or fair values of hedged items are offset by equivalent changes in the values of derivative instruments.

BARRICK SECOND QUARTER 2004	44	NOTES TO UNAUDITED FINANCIAL STATEMENTS

We do not hold derivatives for the purpose of speculation; our risk management programs are designed to enable us to plan our business effectively and, where possible, mitigate adverse effects of future movements in gold and silver prices, interest rates and foreign currency exchange rates. For a more detailed description of the types of derivative instruments we use, and our accounting policies for derivative instruments, refer to note 11 to our audited consolidated financial statements for the three years ended December 31, 2003.

  Derivative instruments outstanding as at June 30, 2004
Maturity	2004	2005	2006	2007	2008+	Total
Interest rate contracts
Receive-fixed swaps
Notional amount (millions)	$ 150	-	$ 100	$ 725	$ 175	$ 1,150
Fixed rate (%)	3.6%	-	3.0%	3.4%	4.1%	3.5%
Pay-fixed swaps
Notional amount (millions)	-	-	-	-	$ 324	$ 324
Fixed rate (%)	-	-	-	-	5.7%	5.7%
Min-max swaptions [2]
Notional amount (millions)	$ 200	-	-	-	-	$ 200
Average cap rate (%)	6.2%	-	-	-	-	6.2%
Average floor rate (%)	5.7%	-	-	-	-	5.7%
Bond Forward Contract [2]
Notional amount (millions)	$ 50	-	-	-	-	$ 50
Fixed rate (%)	5.6%	-	-	-	-	5.6%
Net notional position	$ 400	-	$ 100	$ 725	$ (149)	$ 1,076
Foreign currency contracts
Canadian dollar forwards
C$ (millions)	C$ 157	C$ 329	C$ 207	C$ 139	C$ 22	C$ 854
Average price (US¢)	0.65	0.67	0.73	0.69	0.68	0.68
Australian dollar forwards
A$ (millions)	A$ 307	A$ 713	A$ 296	A$ 181	A$ 19	A$ 1,516
Average price (US¢)	0.59	0.63	0.63	0.59	0.53	0.61
Australian dollar min-max
contracts
A$ (millions)	A$ 5	A$ 10	A$ 10	-	-	A$ 25
Average cap price (US¢)	0.52	0.52	0.52	-	-	0.52
Average floor price (US¢)	0.51	0.51	0.51	-	-	0.51
Fuel contracts [1]
Barrels WTI (thousands)	180	504	504	-	-	1,188
Cap	$ 30	$ 36	$ 40	-	-	$37
Floor	$ 23	$ 28	$ 29	-	-	$28
  Certain fuel contracts are designated as a cash flow hedge of forecasted diesel consumption at our operating mines. Each year, the company consumes just over a million barrels of diesel fuel at its operating mines. To protect itself against the possibility of higher diesel fuel costs, the company from time to time enters into diesel fuel hedges.
  In anticipation of issuing long-term debt obligations in the second half of 2004, we have entered into interest rate contracts for a total notional amount of $250 million which are designated as interest rate hedges and fix the underlying treasury interest rate component of the obligations within a range.
BARRICK SECOND QUARTER 2004	45	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Classification of interest rate and foreign currency contracts
	Cash flow		Fair value
At June 30, 2004	hedge		hedge		Non- hedge			Total
Interest rate contracts
Receive-fixed swaps on cash balances		$650		$-		$-		$650
Receive-fixed swaps on debentures		-		500		-		500
		$650		$500		$-		$1,150
Pay-fixed swaps on Bulyanhulu project financing		$174		$-		$-		$174
Pay-fixed swaps on lease rate swaps		-		-		150		150
		$174		$-		$150		$324
Min-max swaptions on expected debt issuance		$200		$-		$-		$200
Bond forward on expected debt issuance		50		-		-		50
		$250		$-		$-		$250
Canadian dollar contracts
Operating costs and expenses	C$	827	C$	-	C$	4	C$	831
Capital expenditures		23		-		-		23
	C$	850	C$	-	C$	4	C$	854
Australian dollar contracts
Operating costs and expenses	A$	1,115	A$	-	A$	45	A$	1,160
Capital expenditures		381		-		-		381
	A$	1,496	A$	-	A$	45	A$	1,541

We also held gold lease rate swaps at June 30, 2004 that are based on a notional amount of 2.1 million ounces of gold spread from 2004 to 2014 (see note 5). These gold lease rate contracts are classified as non-hedge derivatives.

  Unrealized fair value of derivative instruments (excluding normal sales contracts)
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Beginning of period	$292	$127	$337	$29
Derivative instruments settled	(19)	(14)	(67)	(30)
Change in fair value of derivative instruments:
Non-hedge derivatives	5	4	(11)	40
Cash flow hedges	(102)	141	(84)	219
Fair value hedges	(10)	4	(9)	4
End of period	$166[1]	$262	$166	$262

  Included on the balance sheet as follows: $55 million in other current assets; $179 million in non-current assets as unrealized fair value of derivative contracts; $13 million in other current liabilities; and $55 million in other long-term obligations.

The fair values of recorded derivative assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totaled $16 million at June 30, 2004.

BARRICK SECOND QUARTER 2004	46	NOTES TO UNAUDITED FINANCIAL STATEMENTS

   Change in gains (losses) accumulated in OCI for cash flow hedge contracts
			Foreign currency
	Commodity contracts		contracts		Interest rate contracts		Total
	2004	2003	2004	2003	2004	2003	2004	2003
At January 1	$(1)	$9	$280	$26	$9	$14	$288	$49
Changes in fair value	2	4	(82)	193	(4)	22	(84)	219
Hedge gains transferred to
earnings	(1) [1]	(6)[1]	(47)[2]	(22)[2]	(7)[3]	(7)[3]	(55)	(35)
Hedge ineffectiveness
transferred to earnings	-	-	(2)	(5)	-	(1)	(2)	(6)
At June 30	$-	$7	$149	$192	$(2)	$28	$147	$227
1. Included under revenues and by-product credits.
2. Included under operating expenses.
3. Included under interest income.

Based on the fair value of cash flow hedge contracts at June 30, 2004, in the next twelve months, we expect to transfer hedge gains of $96 million from OCI to earnings, to be matched with the related hedged items. These gains will be reflected as a reduction in cash operating costs, and as a component of interest income.

   Non-hedge derivative gains (losses)
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Change in fair value of non-hedge derivatives
Commodity contracts	$3	$5	$(9)	$6
Currency contracts	(10)	5	(10)	6
Interest and lease rate contracts	12	(6)	8	28
	5	4	(11)	40
Hedge ineffectiveness recorded in earnings [1]	1	6	2	6
	$6	$10	$(9)	$46
  During second quarter 2004, we determined that certain Australian dollar hedge contracts designated as hedges of forecasted capital expenditures no longer met the FAS 133 qualifying hedge criteria due to changes in the expected timing of the forecasted expenditures. On determining that these hedges were no longer effective for accounting purposes, gains totaling $1 million on these contracts were transferred out of OCI to earnings in second quarter 2004 (2003 - $nil).
BARRICK SECOND QUARTER 2004	47	NOTES TO UNAUDITED FINANCIAL STATEMENTS

  COMPONENTS OF OTHER NET OPERATING ACTIVITIES
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Add (deduct):
Foreign currency translation (gains) losses	$7	$-	$5	$-
(Gains) losses on available-for-sale securities	1	1	(1)	8
Gains on sale of long-lived assets	(1)	(11)	(3)	(17)
Cumulative effect of changes in accounting policies	-	-	-	17
Accretion expense	4	4	8	8
Changes in capitalized mining costs	2	(3)	3	16
Changes in operating assets and liabilities:
Accounts receivable	(2)	5	(5)	5
Inventories	(21)	(13)	(26)	(2)
Accounts payable and accrued liabilities	21	(21)	20	(26)
Current income taxes accrued	12	21	30	32
Other assets and liabilities	2	(1)	2	3
Cash payments:
Reclamation and closure costs	(7)	(12)	(17)	(18)
Income taxes	(22)	(52)	(51)	(87)
Other net operating activities	$(4)	$(82)	$(35)	$(61)
  INVENTORIES, OTHER CURRENT ASSETS AND INVESTMENTS
	At June 30, 2004	At December 31, 2003
Inventories
Gold in process and ore in stockpiles	$120	$99
Mine operating supplies	63	58
	$183	$157
Other current assets
Derivative assets (note 11C)	$55	$154
Income taxes recoverable	25	-
Prepaid expenses	6	15
	$86	$169

Gold in process and ore in stockpiles excludes $72 million (December 31, 2003 - $64 million) of stockpiled ore that we do not expect to process in the following 12 months. This amount is included in other assets.

Investments
In first quarter 2004, we purchased a further 7% interest in the common shares of Highland Gold for cash consideration of $41 million. Combined with an initial investment made in fourth quarter 2003, we own a 17% interest in the outstanding common shares of Highland Gold. The investment is being accounted for as an available-for-sale security, with unrealized gains and losses recorded in other comprehensive income.

  PROPERTY, PLANT AND EQUIPMENT

At June 30, 2004, property acquisition and mine development costs included various properties in the exploration and development stage that are not presently being amortized. Details of the carrying amounts for major properties and the years we have targeted to put these properties into production and begin amortization are:

BARRICK SECOND QUARTER 2004	48	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Property	Carrying amount at June 30, 2004	Targeted timing of production start up
Veladero	$210	2005
Cowal	80	2006
Lagunas Norte	41	2005
Pascua-Lama	210	2009
Other properties	228	-
Total	$769
  CAPITALIZED MINING COSTS

We charge most mine operating costs to inventory as incurred. However, we capitalize and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as "deferred stripping costs". We charge to inventory amortization of amounts capitalized based on a "stripping ratio" using the units-of-production method.

This accounting method results in the smoothing of these costs over the life of a mine. Instead of capitalizing these costs, some mining companies expense them as incurred, which may result in the reporting of greater volatility in period-to-period results of operations. If we followed a policy of expensing these costs as incurred, then using this alternative policy, our reported cost of sales would have been $2 million lower for the three months ended June 30, 2004 (2003 - $3 million higher), and $3 million lower for the six months ended June 30, 2004 (2003 - $16 million higher).

Capitalized mining costs represent the excess of costs capitalized over amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is grouped with related mining property, plant and equipment for impairment testing purposes.

Effective January 1, 2004, we revised the estimated stripping ratios used for amortization purposes with a decrease in the stripping ratio at Goldstrike Open Pit and an increase in the stripping ratio at Pierina. The effect of this change in the three months ended June 30, 2004 was to reduce amortization of capitalized mining costs at Goldstrike Open Pit by $0.5 million, and increase amortization of capitalized mining costs at Pierina by $2.1 million. The effect of this change in the six months ended June 30, 2004 was to reduce amortization of capitalized mining costs at Goldstrike Open Pit by $1.1 million, and increase amortization of capitalized mining costs at Pierina by $3.9 million.

Average stripping ratios[1]
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Goldstrike Open Pit	109:1	112:1	109:1	112:1
Pierina	60:1	48:1	60:1	48:1

The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable ounces in proven and probable gold reserves.
BARRICK SECOND QUARTER 2004	49	NOTES TO UNAUDITED FINANCIAL STATEMENTS

The average remaining life of the open-pit mine operations where we capitalize these types of mining costs is eight years. We expect to expense all stripping costs by the end of the mine lives.

  CAPITAL STOCK
  Share repurchase program

During the three-month period ended March 31, 2004, we repurchased 4.47 million common shares for $95 million at an average cost of $21.20 per share. This resulted in a reduction of common share capital by $35 million, and a $60 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings. We did not repurchase any common shares in the three-month period ended June 30, 2004.

  Barrick Gold Inc. ("BGI") Exchangeable Shares

In connection with a 1998 acquisition, BGI, formerly Homestake Canada Inc., issued 11.1 million BGI exchangeable shares. Each BGI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At June 30, 2004, 1.5 million BGI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares. The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI for holders of exchangeable shares.

Summarized financial information for BGI
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Total revenues and other income	$60	$53	$112	$105
Costs and expenses	(31)	(63)	(84)	(116)
Income (loss) before taxes	$29	$(10)	$28	$(11)
Net income (loss)	$26	$(15)	$23	$(20)

	At June 30, 2004	At December 31, 2003
Assets
Current assets	$88	$72
Non-current assets	206	233
	$294	$305
Liabilities and shareholders' equity
Other current liabilities	$13	$20
Intercompany notes payable	517	546
Other long-term liabilities	12	11
Deferred income taxes	58	67
Shareholders' equity	(306)	(339)
	$294	$305
BARRICK SECOND QUARTER 2004	50	NOTES TO UNAUDITED FINANCIAL STATEMENTS

  EMPLOYEE STOCK-BASED COMPENSATION

Common stock options

Stock option activity (options in millions)
	Options	Average	Options	Average
	(number)	price (C$)	(number)	price (US$)
At January 1, 2004	21.5		2.3
Granted	0.7	$27.83	-	$-

Exercised	(1.0)	$24.95	(0.4)	$14.34
Canceled or expired	(0.5)	$28.16	(0.1)	$36.38
At June 30, 2004	20.7		1.8

Under Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25), we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

FASB Statement No. 123 (Accounting for Stock-Based Compensation) (FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB 25 and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Stock option expense (per share amounts in dollars)
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Pro forma effects
Net income, as reported	$34	$59	$60	$88
Stock option expense	(7)	(6)	(14)	(12)
Pro forma net income	$27	$53	$46	$76
Net income per share
As reported [1]	$0.06	$0.11	$0.11	$0.16
Pro forma [1]	$0.05	$0.10	$0.09	$0.14
1. Basic and diluted.
  CONTINGENCIES

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgment.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or

BARRICK SECOND QUARTER 2004	51	NOTES TO UNAUDITED FINANCIAL STATEMENTS

unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment suggests that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

Litigation and claims

Bre-X Minerals
On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs' claims is not presently determinable.

On March 31, 2003, the Court denied all of the Plaintiffs' motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court's decision denying class certification to the Fifth Circuit Court of Appeals. On June 2, 2003, the Plaintiffs submitted a proposed Trial and Case Management Plan, suggesting that the Plan would cure the defects in the Plaintiffs' motions to certify the class. The Court has taken no action with respect to the proposed Trial and Case Management Plan. The Plaintiffs' case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

BARRICK SECOND QUARTER 2004	52	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Blanchard complaint
On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. ("Blanchard"), and Herbert Davies ("Davies"). The complaint, which is pending in the US District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company ("J.P. Morgan") as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of US antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. In September 2003, the Court issued an Order granting in part and denying in part Barrick's motions to dismiss this action. Discovery has commenced in the case and a trial date has been tentatively set for February 2005, but may be delayed. We intend to defend the action vigorously.

Wagner complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the US District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated US securities laws by making false and misleading statements concerning Barrick's projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004 Barrick filed a motion to dismiss the Wagner complaint. The plaintiffs filed an opposition to Barrick's motion to dismiss on March 12, 2004. On April 2, 2004, Barrick filed its reply to the plaintiff's opposition. We intend to defend the action vigorously.

Other
From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

  DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These unaudited consolidated interim financial statements have been prepared in accordance with US GAAP. A reconciliation of our income statement, cash flow statement and balance sheet between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

BARRICK SECOND QUARTER 2004	53	NOTES TO UNAUDITED FINANCIAL STATEMENTS

  Business combinations

The acquisitions of Sutton Resources Ltd. ("Sutton") and Homestake Mining Company ("Homestake"), which were accounted for using the pooling-of-interests method under US GAAP, were accounted for as a purchase under Canadian GAAP. Under US GAAP, the assets, liabilities and shareholders' equity of Sutton and Homestake were combined with the Company's own recorded amounts. Comparative figures were restated for all periods presented prior to the acquisitions to include the combined statements of income, cash flow and balance sheets of the merged entities adjusted to conform to our US GAAP accounting policies. Under Canadian GAAP, rules which existed at the time of the Sutton and Homestake acquisitions prior to the effective date of CICA 1581, Business Combinations, allowed for two possible accounting methods, the purchase method or the pooling-of-interests method. The selection of the method of accounting used for business combinations under the previous rules depended upon whether or not one of the combining companies could be identified as an acquirer. In situations where voting shares were issued or exchanged to effect the combination, factors relating to control over the resultant combined company were considered. Under these previous rules, due to the fact that the Barrick shareholders (as a group) held more than 50% of the voting shares of the combined company after the acquisitions of Sutton and Homestake, Barrick was identified as the acquirer, thereby requiring the purchase method to be used under Canadian GAAP. The application of the purchase method under Canadian GAAP required that identifiable assets and liabilities of the acquired entity be recorded at fair values at the date of acquisition, with any excess purchase price allocated to goodwill. This resulted in certain assets and liabilities being recorded at different carrying amounts under Canadian GAAP compared with US GAAP. These differences arise because their fair values at the date of acquisition differed from historic cost, which is the basis of accounting under the pooling-of-interests method under US GAAP. The assets and liabilities most significantly affected are: property, plant and equipment, intangible assets, inventories, and goodwill.

  Exploration and development expenditures

For Canadian GAAP purposes we capitalize mine development costs on our properties after proven and probable reserves have been found. We also capitalize costs on properties where we have found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Management's determination as to whether the existence of non-reserve material should result in the capitalization of costs or the material should be included in the amortization and recoverability calculations is based on various factors, including, but not limited to: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the existence of proven and probable reserves on the property; whether the ore body is an extension of an existing producing ore body on an adjacent property; the results of recent drilling on the property; and the existence of a feasibility study or other analysis to demonstrate that the ore is commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.

  Amortization of property, plant and equipment

Under Canadian GAAP, amortization of property, plant and equipment using the units-of-production method is calculated using historical capitalized costs plus future underground mine development costs for a whole mine and proven and probable mineral reserves and non-reserve material for the whole mine (when sufficient objective evidence exists to support a conclusion that it is probable the non-reserve material will be produced). For US GAAP purposes,

BARRICK SECOND QUARTER 2004	54	NOTES TO UNAUDITED FINANCIAL STATEMENTS

amortization is calculated using historical capitalized costs incurred to access specific ore blocks or areas and only proven and probable reserves within the specific block or area; infrastructure and other common costs which have a useful life over the entire mine are amortized over total accessible proven and probable reserves of the mine. These different methods result in a different rate of amortization for Canadian GAAP.

In addition, a difference in the amount of amortization expense results where differences exist in the carrying amounts of property, plant and equipment between US GAAP and Canadian GAAP, due to the historic effects of the application of GAAP to these items (for example, arising from differences in business combinations accounting, capitalization of exploration expenditures, and accounting for asset retirement obligations).

  Amortization of intangible assets

In our Canadian GAAP financial statements we have certain intangible assets that arose from the application of purchase accounting. These assets are not present in our US GAAP financial statements. Under Canadian GAAP, we amortize the carrying amounts of mining rights for proven and probable reserves as gold is produced using the units of production method based on the estimated recoverable ounces in proven and probable reserves. Amortization of the carrying amounts of mining rights for mineralized material commences when the mineralized material is converted into proven and probable reserves. Intangible assets recorded under Canadian GAAP are tested for impairment using the same method that is applied to property, plant and equipment under Canadian GAAP.

  Goodwill

Under Canadian GAAP, on the acquisition of Homestake, goodwill was identified and was allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit.

We test goodwill for impairment annually in the fourth quarter of our fiscal year, however, if there is indication of an impairment in goodwill during the year, we will do an assessment at that time. This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill. We compare this fair value to the total carrying amount of the reporting unit (including goodwill). If the fair value exceeds this carrying amount, we consider that goodwill is not impaired. If the fair value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value.

  Future income taxes

In accordance with Canadian GAAP, we implemented CICA Handbook Section 3465 (Future income taxes) in 2000. Prior to the adoption of this standard, Canadian GAAP did not require recognition of the tax effects of temporary timing differences arising from acquisitions. Under US GAAP, acquisitions occurring prior to January 1, 2000 have been accounted for by grossing up assets and deferred tax liabilities for the underlying tax effect of treating the purchase consideration allocated to assets acquired that is not tax deductible as a temporary taxable timing difference. Under the transition provisions of CICA 3465, the recorded amounts of assets acquired were not restated to reflect differences in their carrying amounts at acquisition for tax and accounting purposes. Consequently, under Canadian

BARRICK SECOND QUARTER 2004	55	NOTES TO UNAUDITED FINANCIAL STATEMENTS

GAAP, property, plant and equipment was $190 million lower and future income tax liabilities were $94 million higher than the amounts recorded under US GAAP.

Where assets and liabilities are recorded at different carrying amounts for US GAAP and Canadian GAAP, due to differences in the accounting policies that affect these assets and liabilities, a difference also arises in the amount of temporary timing differences that give rise to deferred tax assets and liabilities. Consequently, the amounts of deferred tax assets and liabilities recorded under US GAAP differ from the amounts of future income taxes recorded under Canadian GAAP.

  Impairment evaluations for long-lived assets

In accordance with US GAAP, financing costs are excluded from the evaluation of long-lived assets for impairment purposes. Under Canadian GAAP, financing costs are included, but where an asset is impaired, the asset is reduced to its net recoverable amount, calculated as the future estimated undiscounted net cash flow expected to be generated by the asset. Under US GAAP, if assets are impaired, a reduction in the carrying amount to estimated fair value is required. Fair value is calculated by discounting the estimated future net cash flows using a discount factor. The discount factor is our estimate of the risk-adjusted rate used to determine the fair value of our mining properties in a transaction between willing buyers and sellers.

  Investments

Under US GAAP, investments which are considered to be "available for sale" securities are recorded at fair value, with unrealized gains or losses included in Comprehensive Income. Under Canadian GAAP, the concept of Comprehensive Income does not exist and these investments are recorded at cost.

  Derivative financial instruments

Under Canadian GAAP, derivative financial instruments that qualify for hedge accounting treatment are recognized on the balance sheet only to the extent that cash has been paid or received together with adjustments necessary to offset recognized gains or losses arising on the hedged items. Under US GAAP, such derivative financial instruments are recognized on the balance sheet at fair value with a corresponding charge or credit recorded in Other Comprehensive Income.

  Minimum pension liability

Under US GAAP, if the accumulated pension plan benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to Comprehensive Income. Canadian GAAP does not require us to record a minimum liability and does not have the concept of Comprehensive Income.

  Asset retirement obligations

Under US GAAP, a new policy was adopted effective January 1, 2003 based on a new standard published by the FASB, FAS 143 Asset Retirement Obligations. Under Canadian GAAP, a similar standard was effective for the Company's 2004 fiscal year, CICA 3110 - Asset Retirement Obligations. CICA 3110 requires retroactive restatement of financial statements for prior periods, and accordingly comparative information now reflects the requirements of CICA 3110.

BARRICK SECOND QUARTER 2004	56	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Both of these standards are established for the recognition and measurement of liabilities for legal obligations associated with the retirement of a long-lived asset that result from its acquisition, construction, development or normal operation. A liability is recorded for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset's useful life. Under the original standards for Canadian and US GAAP prior to the adoption of FAS 143 and CICA 3110, total expected reclamation and closure costs (including legal and non-legal obligations) were recorded and charged to earnings over the life of a mine using the units of production method based on proven and probable reserves, and, for Canadian GAAP, non-reserve material expected to be converted into reserves. Under US GAAP, the effect of the adoption of FAS 143 was recorded in the income statement for the three months ended March 31, 2003. Under Canadian GAAP, the cumulative effect was recorded as an adjustment to the opening retained earnings for the earliest period presented. Due to the difference in timing of implementation of these standards, the amount of amortization and accretion recorded may differ under US and Canadian GAAP.

  Foreign currency

Under US GAAP, translation adjustments that arise on the translation of financial statements of entities whose functional currency is not the US dollar are reported as a component of Comprehensive Income. Under Canadian GAAP, the concept of Comprehensive Income does not exist and these translation adjustments are reported as a separate component of shareholders' equity, called "cumulative translation adjustments".

  Revenue

Under Canadian GAAP purchase accounting rules, Homestake sales contracts existing at the date of acquisition were recorded at fair value and any previous deferred revenue balances eliminated. As these contracts are delivered into, the revenue recorded under Canadian GAAP is reduced to the extent of the original fair value adjustment. Under US GAAP pooling rules, existing Homestake deferred revenue balances were carried forward and recorded in the period of delivery. Differences between Canadian and US GAAP revenue arise from these different business combination accounting practices.

  Other comprehensive income

Under US GAAP, certain assets and liabilities are remeasured at fair value, with changes in fair value recorded in Other Comprehensive Income. Under Canadian GAAP, these assets and liabilities are recorded at cost and they are not remeasured to fair value prior to the date they are realized or settled. The assets and liabilities affected are: investments, and derivative assets and liabilities that qualify for hedge accounting treatment.

  Stock-based compensation

Under US GAAP, FAS 123 (Accounting for Stock-Based Compensation), encourages, but does not require, companies to record compensation cost for stock-based compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method, under APB 25. Companies that follow this method are required to disclose the pro forma effect of recording compensation expense under the fair value method. Under Canadian GAAP, effective January 1, 2004, a new standard was applicable that

BARRICK SECOND QUARTER 2004	57	NOTES TO UNAUDITED FINANCIAL STATEMENTS

requires the use of the fair value method of accounting for stock-based compensation. This standard is CICA 3870, Stock-Based Compensation and other Stock-Based payments. CICA 3870 requires us to record a compensation expense in our income statement based on the fair value of options granted. The cumulative amount of compensation expense is recorded within contributed surplus in the balance sheet under Canadian GAAP, and the carrying amount is transferred out of contributed surplus into capital stock as stock options are exercised. We have elected to adopt CICA 3870 retroactively with restatement of prior periods to include an expense of the type that was previously included under the pro forma note disclosure.

  Consolidated Balance Sheets
			At June 30			At December 31
			2004			2003
				Canadian			Canadian
	Notes	US GAAP	Adjustments	GAAP	US GAAP	Adjustments	GAAP [1]
ASSETS
Current assets
Cash and equivalents		$685	$ -	$685	$ 970	$ -	$ 970
Accounts receivable		74	-	74	69	-	69
Inventories	A	183	2	185	157	3	160
Other current assets	I, M	86	(35)	51	169	(112)	57
		1,028	(33)	995	1,365	(109)	1,256
Investments	H	139	(12)	127	127	(38)	89
Property, plant and equipment	A, B, C, F,K
		3,218	683	3,901	3,131	648	3,779
Capitalized mining costs, net		232	-	232	235	-	235
Intangible assets	A, D	-	665	665	-	683	683
Goodwill	A, E	-	1,081	1,081	-	1,081	1,081
Unrealized fair value of derivative contracts	I	179	(179)	-	256	(256)	-
Other assets	A, I, M	270	21	291	248	31	279
Total assets		$5,066	$2,226	$7,292	$5,362	$2,040	$7,402
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable		$277	$ -	$277	$ 245	$ -	$ 245
Other current liabilities	I, K	105	(18)	87	105	14	119
		382	(18)	364	350	14	364
Long-term debt	I	696	7	703	719	(1)	718
Other long-term obligations	I, J, K,	536	(19)	517	569	(43)	526
Deferred income tax liabilities	F	143	172	315	230	118	348
Total liabilities		1,757	142	1,899	1,868	88	1,956
Capital stock	A	4,106	869	4,975	4,115	874	4,989
Retained earnings (deficit)	A	(753)	1,174	421	(694)	1,162	468
Accumulated other comprehensive income (loss)	N	(44)	44	-	73	(73)	-
Contributed surplus	O	-	21	21	-	13	13
Cumulative translation adjustments	L	-	(24)	(24)	-	(24)	(24)
Total shareholders' equity		3,309	2,084	5,393	3,494	1,952	5,446
Total liabilities and shareholders' equity		$5,066	$2,226	$7,292	$5,362	$2,040	$7,402
  Effective January 1, 2004, we adopted CICA 3870 and CICA 3110 and changed our accounting policies for stock options and asset retirement obligations. These pronouncements were adopted retroactively with restatement of prior periods.
BARRICK SECOND QUARTER 2004	58	NOTES TO UNAUDITED FINANCIAL STATEMENTS

  Reconciliation of Consolidated Net Income
		Three months ended June 30		Six months ended June 30
	Notes	2004	2003 [4]	2004	2003 [4]
Net income - US GAAP		$34	$59	$60	$88
Amortization of property, plant and equipment	C	14	12	23	29
Exploration and development expenditures	B	8	13	15	27
Amortization of intangible assets	D	(8)	(5)	(18)	(19)
Cumulative effect of accounting changes under US GAAP	C, K	-	-	-	17
Gains on asset sales [1]	A	(1)	(2)	(1)	(5)
Future income tax expense [2]	F	(4)	(8)	(5)	(8)
Deferred revenue	M	-	(4)	-	(14)
Stock-based compensation expense	O	(5)	(3)	(10)	(6)
Homestake inventory [3]	A	(1)	-	(1)	(1)
Other		1	-	2	1
Net income - Canadian GAAP		$38	$62	$65	$109
Net income per share (dollars)
Basic and fully diluted		$0.07	$0.11	$0.12	$0.20
  The gain on sale under Canadian GAAP is different from US GAAP due to the fact that the carrying amount of assets sold was higher under Canadian GAAP.
  The adjustment to future tax expense reflects the reversal of temporary timing differences under Canadian GAAP caused by other adjustments that were made to reconcile US GAAP net income to Canadian GAAP income. The adjustment also reflects other differences in accounting for income taxes as described in note F.
  Certain ore in stockpile and in process inventory held by Homestake, which was adjusted to fair value at the date of acquisition, caused an adjustment to cost of sales when the inventory was processed and sold.
  Effective January 1, 2004, we adopted CICA 3870 and CICA 3110 and changed our accounting policies for stock options and asset retirement obligations. These pronouncements were adopted retroactively with restatement of prior periods.

BARRICK SECOND QUARTER 2004	59	NOTES TO UNAUDITED FINANCIAL STATEMENTS

  Consolidated Statements of Cash Flow under Canadian GAAP
	Three months ended June 30		Six months ended June 30
	2004	2003 [2]	2004	2003 [2]
OPERATING ACTIVITIES
Net income	$38	$62	$65	$109
Add (deduct):
Amortization	109	124	230	246
Non-hedge derivative (gains) losses	(6)	(10)	9	(46)
Change in capitalized mining costs	2	(3)	3	16
Future income taxes	(27)	(28)	(30)	(37)
Gains on sale of long-lived assets	-	(8)	(2)	(12)
Foreign currency translation (gains) losses	7	-	5	-
Accretion expense	4	4	8	9
Stock-based compensation expense	5	3	10	6
(Gains) losses on investments	1	1	(1)	8
Changes in operating assets and liabilities:
Accounts receivable	(2)	5	(5)	5
Inventories	(20)	(13)	(25)	(1)
Accounts payable and accrued liabilities	21	(21)	20	(26)
Current income taxes accrued	12	21	30	32
Other assets and liabilities	2	2	1	17
Cash payments:
Reclamation and closure costs	(7)	(11)	(17)	(18)
Income taxes	(22)	(52)	(51)	(87)
Net cash provided by operating activities [1]	117	76	250	221
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures	(198)	(83)	(334)	(164)
Sales proceeds	2	10	8	15
Purchase of investments	(4)	-	(45)	-
Other items	(3)	-	(3)	-
Net cash used in investing activities [1]	(203)	(73)	(374)	(149)
FINANCING ACTIVITIES
Capital stock
Proceeds from shares issued on exercise of stock options	13	2	26	3
Repurchased for cash	-	(63)	(95)	(63)
Long-term debt repayments	(27)	(9)	(27)	(9)
Dividends	(59)	(60)	(59)	(60)
Net cash used in financing activities	(73)	(130)	(155)	(129)
Effect of foreign exchange rate changes on cash	(6)	4	(6)	5
Net decrease in cash and equivalents	(159)	(127)	(279)	(57)
Cash and equivalents at beginning of period	850	1,115	970	1,044
Cash and equivalents at end of period	$685	$992	$685	$992

  Exploration and development expenditures, and interest expense, that were capitalized under Canadian GAAP, but expensed under US GAAP were $9 million for the three months ended June 30, 2004 (2003 - $14 million), and $16 million for the six months ended June 30, 2004 (2003 - $29 million), These amounts represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.

  Effective January 1, 2004, we adopted CICA 3870 and CICA 3110 and changed our accounting policies for stock options and asset retirement obligations. These pronouncements were adopted retroactively with restatement of prior periods.

BARRICK SECOND QUARTER 2004	60	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Mine Statistics

		UNITED STATES
	Open Pit		Underground		Goldstrike Total		Round Mountain
Three months ended June 30,	2004	2003	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	35,748	35,351	397	375	36,145	35,726	5,296	7,394
Tons processed (thousands)	2,751	2,561	391	382	3,142	2,943	9,540	7,485
Average grade (ounces per ton)	0.145	0.215	0.383	0.341	0.174	0.232	0.015	0.020
Recovery rate (percent)	84.1%	82.4%	89.0%	87.1%	84.6%	83.3%	n/a	n/a
Production (thousands of ounces)	334	454	133	113	467	567	99	113
Production costs per ounce
Cash operating costs	$236	$197	$243	$279	$238	$216	$184	$150
Royalties and production tax	16	18	19	12	17	16	30	17
Total cash costs	252	215	262	291	255	232	214	167
Amortization	60	51	134	122	81	66	56	48
Total production costs	$312	$266	$396	$413	$336	$298	$270	$215
Capital expenditures (US$ millions)	$14	$8	$6	$8	$20	$16	$2	$1

Six months ended June 30,	2004	2003	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	69,834	72,831	835	785	70,669	73,616	10,082	14,713
Tons processed (thousands)	5,412	5,163	843	789	6,255	5,952	19.149	14,949
Average grade (ounces per ton)	0.144	0.175	0.383	0.381	0.177	0.203	0.015	0.019
Recovery rate (percent)	83.4%	81.7%	89.0%	87.1%	84.2%	83.0%	n/a	n/a
Production (thousands of ounces)	652	740	287	261	939	1,001	192	209
Production costs per ounce
Cash operating costs	$242	$220	$236	$227	$240	$222	$180	$150
Royalties and production tax	17	18	21	20	18	18	32	17
Total cash costs	259	238	257	247	258	240	212	167
Amortization	61	55	127	119	81	73	57	52
Total production costs	$320	$293	$384	$366	$339	$313	$269	$219
Capital expenditures (US$ millions)	$17	$14	$12	$14	$29	$28	$2	$2

BARRICK SECOND QUARTER 2004	61	MINE STATISTICS

Mine Statistics

	AUSTRALIA
	Plutonic		Darlot		Lawlers		Kalgoorlie
Three months ended June 30,	2004	2003	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	2,973	3,921	427	217	1,617	209	11,615	11,857
Tons processed (thousands)	710	733	202	224	212	220	1,833	1,807
Average grade (ounces per ton)	0.130	0.121	0.184	0.172	0.129	0.122	0.066	0.075
Recovery rate (percent)	88.5%	89.3%	96.7%	96.5%	96.6%	96.2%	85.2%	86.1%
Production (thousands of ounces)	75	79	36	37	26	26	103	117
Production costs per ounce
Cash operating costs	$222	$198	$189	$168	$245	$221	$228	$203
Royalties and production taxes	9	9	8	7	8	7	9	9
Total cash costs	231	207	197	175	253	228	237	212
Amortization	33	16	55	47	58	42	45	51
Total production costs	$264	$223	$252	$222	$311	$270	$282	$263
Capital expenditures (US$ millions)	$6	$20	$3	$1	$1	$1	$3	$1

Six months ended June 30,	2004	2003	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	5,928	7,259	857	438	2,211	744	23,479	23,052
Tons processed (thousands)	1,404	1,511	420	434	420	406	3,433	3,444
Average grade (ounces per ton)	0.126	0.111	0.172	0.190	0.130	0.120	0.069	0.071
Recovery rate (percent)	89.7%	89.1%	97.0%	97.1%	96.8%	96.1%	86.2%	85.9%
Production (thousands of ounces)	158	149	70	80	53	47	205	211
Production costs per ounce
Cash operating costs	$203	$191	$195	$150	$237	$256	$222	$206
Royalties and production taxes	8	8	8	8	7	8	8	9
Total cash costs	211	199	203	158	244	264	230	215
Amortization	32	19	52	48	51	33	42	52
Total production costs	$243	$218	$255	$206	$295	$297	$272	$267
Capital expenditures (US$ millions)	$8	$25	$5	$3	$2	$10	$5	$2

BARRICK SECOND QUARTER 2004	62	MINE STATISTICS

Mine Statistics

	CANADA
	Hemlo		Eskay Creek		Holt-McDermott
Three months ended June 30,	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	1,239	1,099	67	69	135	139
Tons processed (thousands)	515	474	72	74	152	137
Average grade (ounces per ton)	0.137	0.137	1.359	1.427	0.146	0.164
Recovery rate (percent)	94.5%	94.5%	93.6%	93.8%	93.1%	94.3%
Production (thousands of ounces)	67	62	91	97	20	21
Production costs per ounce
Cash operating costs	$228	$236	$64	$99	$202	$271
Royalties and production taxes	9	9	4	3	-	-
Total cash costs	237	245	68	102	202	271
Amortization	50	44	132	122	120	123
Total production costs	$287	$289	$200	$224	$322	$394
Capital expenditures (US$ millions)	$2	$2	$3	$1	$-	$-

Six months ended June 30,	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	2,361	2,089	132	137	274	283
Tons processed (thousands)	992	929	132	140	287	276
Average grade (ounces per ton)	0.137	0.148	1.262	1.432	0.148	0.162
Recovery rate (percent)	94.3%	94.7%	93.4%	93.6%	92.9%	94.6%
Production (thousands of ounces)	128	130	156	181	39	42
Production costs per ounce
Cash operating costs	$222	$228	$26	$83	$223	$275
Royalties and production taxes	9	8	5	3	-	1
Total cash costs	231	236	31	86	223	276
Amortization	45	40	151	128	134	123
Total production costs	$276	$276	$182	$214	$357	$399
Capital expenditures (US$ millions)	$3	$5	$4	$3	$-	$-

BARRICK SECOND QUARTER 2004	63	MINE STATISTICS

Mine Statistics

	PERU		TANZANIA
	Pierina		Bulyanhulu
Three months ended June 30,	2004	2003	2004	2003
Tons mined (thousands)	10,312	9,784	284	231
Tons processed (thousands)	3,889	3,987	294	247
Average grade (ounces per ton)	0.034	0.078	0.373	0.352
Recovery rate (percent)	-	-	88.5%	88.3%
Production (thousands of ounces)	186	260	97	77
Production costs per ounce
Cash operating costs	$104	$78	$240	$223
Royalties and production taxes	-	-	13	10
Total cash costs	104	78	253	233
Amortization	165	182	103	117
Total production costs	$269	$260	$356	$350
Capital expenditures (US$ millions)	$-	$4	$10	$9

Six months ended June 30,	2004	2003	2004	2003
Tons mined (thousands)	20,635	18,328	568	472
Tons processed (thousands)	7,927	7,609	566	506
Average grade (ounces per ton)	0.042	0.080	0.356	0.376
Recovery rate (percent)	-	-	88.4%	87.7%
Production (thousands of ounces)	419	491	178	167
Production costs per ounce
Cash operating costs	$91	$81	$251	$201
Royalties and production taxes	-	-	13	10
Total cash costs	91	81	264	211
Amortization	165	182	104	117
Total production costs	$256	$263	$368	$328
Capital expenditures (US$ millions)	$2	$5	$18	$19

BARRICK SECOND QUARTER 2004	64	MINE STATISTICS

SECOND QUARTER REPORT 2004 - JULY 27, 2004	TRANSFER AGENTS AND REGISTRARS
Based on US GAAP and expressed in US dollars.	CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
CORPORATE OFFICE	Toronto, Ontario M5C 2W9
Barrick Gold Corporation	Tel: (416) 643-5500
BCE Place, Canada Trust Tower, Suite 3700	Toll-free throughout North America: 1-800-387-0825
161 Bay Street, P.O. Box 212	Fax: (416) 643-5501
Toronto, Canada M5J 2S1	Email: inquiries@cibcmellon.ca
Tel: (416) 861-9911 Fax: (416) 861-0727	Website: www.cibcmellon.com
Toll-free within Canada and United States: 1-800-720-7415
Email: investor@barrick.com	Mellon Investor Services L.L.C.
Website: www.barrick.com	85 Challenger Road, Overpeck Center
Ridgefield Park, New Jersey 07660
SHARES LISTED (ABX)	Tel: (201) 329-8660
The Toronto Stock Exchange	Toll-free within the United States:
The New York Stock Exchange	1-800-589-9836
The London Stock Exchange	Website: www.mellon-investor.com
The Swiss Stock Exchange
La Bourse de Paris	INVESTOR CONTACTS:
Darren Blasutti
Vice President,
Investor Relations
Tel: (416) 307-7341
Email:
dblasutti@barrick.com

MEDIA CONTACT:
Vincent Borg
Vice President,
Corporate Communications
Tel: (416) 307-7477
Email: vborg@barrick.com

Certain statements included herein, including those regarding production, costs, timing of permitting, construction or production, and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule", and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, the Management's Discussion and Analysis includes many such forward-looking statements and the Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies; changes in interest rates or gold lease rates that could impact realized prices under our forward sales program; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's Management's Discussion and Analysis contained in its 2003 Annual Report and its most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.